UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Adept Technology, Inc.

(Name of Subject Company)

Adept Technology, Inc.

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001

(Title of Class of Securities)

006854202

(CUSIP Number of Class of Securities)

Seth Halio

Chief Financial Officer

Adept Technology, Inc.

5960 Inglewood Drive

Pleasanton, CA 94588

(925) 245-3400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Rob Cain

President and Chief Executive Officer

Adept Technology, Inc.

5960 Inglewood Drive

Pleasanton, CA 94588

(925) 245-3400

Lisa A. Fontenot

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road

Palo Alto, CA 94304-1211

(650) 849-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Adept Technology, Inc., a Delaware corporation (the “Company,” “Adept,” “we,” “our” or “us”). The address of the principal executive offices of the Company is 5960 Inglewood Drive, Pleasanton, CA 94588, and its telephone number is (925) 245-3400.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the common stock, $0.001 par value, of the Company (the “Common Stock”). As of the close of business on September 21, 2015, there were 14,614,358 shares of Common Stock issued and outstanding (the “Shares”).

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and person filing this Schedule 14D-9, are set forth in “Item 1—Subject Company Information,” above. The Company’s website address is www.adept.com. The information on the Company’s website should not be considered a part of this Schedule 14D-9 or incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by Hoffman Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Omron Management Center of America, Inc., a Delaware corporation (“OMCA”), which is a wholly owned subsidiary of OMRON Corporation, a Japanese Corporation (“OMRON”), as disclosed in the Tender Offer Statement on Schedule TO filed by OMCA and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2015 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a price of $13.00 per share, net to the seller thereof in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 16, 2015 (as amended or supplemented from time to time, the “Merger Agreement”),

by and among OMRON, OMCA, Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable following Purchaser’s acceptance for payment of shares of Common Stock in the Offer (the “Acceptance Time”), subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), and the separate existence of Purchaser will cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of OMCA. The obligation of Purchaser to accept for payment or to pay for any shares of Common Stock tendered in connection with the Offer is subject to, among other conditions, the condition that there shall have been validly tendered and not withdrawn before the expiration of the Offer that number of shares of Common Stock that, together with shares of Common Stock, if any, then beneficially owned by OMCA or any of its subsidiaries, would represent at least one share more than 50% of the number of shares of Common Stock that are then outstanding (the “Minimum Condition”). The Merger Agreement provides that the Merger will be effected pursuant to Section 251(h) of the DGCL (“Section 251(h)”), which, subject to certain statutory conditions, permits completion of the Merger without a vote of the Company’s stockholders upon the acquisition by Purchaser in the Offer of at least such percentage of the stock, and of each class or series thereof, of the Company that, together with the stock otherwise owned by Purchaser, absent Section 251(h), would be required to vote to adopt the Merger Agreement under the DGCL and the Company’s Certificate of Incorporation. Accordingly, if Purchaser consummates the Offer, the Merger will be effected without a vote of the Company’s stockholders in accordance with Section 251(h).

At the time the Merger becomes effective (the “Effective Time”), each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock held in the treasury of the Company or owned, directly or indirectly, by OMCA or Purchaser (other than any shares held on behalf of third parties), which, in each case, will automatically be cancelled for no consideration, and (ii) shares of Common Stock owned by the Company’s stockholders who are entitled to demand and properly demand appraisal of such shares pursuant to Section 262 of the DGCL) will be converted automatically into, and thereafter represent the right to receive, the Offer Price, without interest (the “Merger Consideration”), payable net to the holder in cash, subject to any withholding of taxes required by applicable law. See “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates—Treatment of Shares, Options and Restricted Stock Units” below for a discussion of the treatment of options to purchase Common Stock and restricted stock units for Common Stock in the Merger. See also “Item 8—Additional Information—Appraisal Rights” below for a discussion of appraisal rights under the DGCL. As a result of the Merger, the Company will cease to be a publicly-traded company. This summary of the Merger Agreement does not, and any other summaries of provisions of the Merger Agreement contained herein do not, purport to be complete, and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Expiration date of the Offer is 5:00 p.m., New York City time, on Thursday, October 22, 2015, subject to extension in certain circumstances set forth in the Merger Agreement or as required by applicable law. As set forth in the Schedule TO, the principal executive office of OMCA and Purchaser is located at 2895 Greenspoint Parkway, Suite 100, Hoffman Estates, IL 60169, and the telephone number at such principal executive office is (224) 520-7651.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between (i) the Company or its affiliates, on the one hand, and (ii)(x) any of the Company’s executive officers, directors or affiliates or (y) OMCA or Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Arrangements Between the Company, OMCA and Purchaser

Merger Agreement

On September 16, 2015, OMRON, OMCA, Purchaser and the Company entered into the Merger Agreement. A summary of the Merger Agreement and a description of the conditions to the Offer are contained in the Offer to Purchase and are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been provided solely to inform investors of its terms and is not intended to modify or supplement any factual disclosures about the Company or any of its affiliates in any public reports filed with the SEC by the Company. In particular, the representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by the Company’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of OMCA, Purchaser, the Company or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that OMRON, OMCA, its affiliates and the Company publicly file.

Omron Confidentiality Agreement

Omron Electronics, LLC, a Delaware limited liability company and an affiliate of OMCA and OMRON (“OE”), and the Company entered into a Mutual Non-Disclosure Agreement, dated

November 7, 2014 (“2014 Confidentiality Agreement”), to permit the exchange of confidential information in connection with the parties’ evaluation of a possible negotiated strategic transaction. Pursuant to the 2014 Confidentiality Agreement, subject to certain customary exceptions, OE and the Company agreed to keep confidential all Confidential Information (as defined in the 2014 Confidentiality Agreement) furnished by the other. OE and the Company also agreed that the Confidential Information furnished by one party to the other would be used solely for the purpose of discussing and/or evaluating a prospective business agreement or transaction. OE was specifically permitted to share Confidential Information furnished to it by the Company with OMCA and OMRON. If requested by the other party, each of the Company and OE is required to promptly return to the other, or destroy if requested by the other, all documents and other tangible and intangible materials representing the other’s Confidential Information and all copies thereof. The foregoing summary description of the 2014 Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the 2014 Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

OMCA Confidentiality Agreement

The Company and OMCA entered into a confidentiality agreement dated as of May 29, 2015 (the “Confidentiality Agreement”) to permit the exchange of confidential information in connection with the parties’ evaluation of a possible negotiated strategic transaction that resulted in the Offer. As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), OMCA agreed, subject to certain exceptions, that it would, and it would direct its representatives to, keep such Evaluation Material confidential and to use such information solely for the purpose of evaluating, negotiating and potentially consummating a possible transaction involving the Company and OMCA. The Confidentiality Agreement contains standstill provisions with a term of one year that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a definitive acquisition agreement with a third party for the sale of 20% of more of its assets or that requires the approval of the Company’s stockholders. The standstill provisions would also automatically terminate before the one year term if any person becomes the beneficial owner of 20% or more of the outstanding equity securities of the Company entitled to vote in the normal course in the election of the Company’s Board of Directors (“Equity Securities”) or commences a tender or exchange offer which, if consummated, would make such person (or any of its affiliates) the beneficial owner of 25% or more of the Equity Securities and the Board of Directors of the Company does not, within 10 business days after the commencement of such offer (or at any time thereafter at which it publicly takes a position with respect to such offer), recommend against stockholders tendering their shares in such offer. Substantially similar confidentiality agreements, other than with respect to the mutuality of the confidentiality obligations, were entered into with other interested parties as further described in “Item 4. The Solicitation or Recommendation – Background to the Offer” below. The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements Between the Company and its Executive Officers, Directors or Affiliates

Overview

Certain executive officers, directors and affiliates of the Company may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. In considering the recommendations of the Board, including that you tender your shares of Common Stock into the Offer, stockholders should be aware of these interests. In reaching its decision to make such recommendations and to approve the Merger Agreement and the transactions contemplated thereby, the Board was aware of these interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for Recommendation.”

Director and Officer Exculpation, Indemnification and Insurance

Under Section 145 of the DGCL (“Section 145”), the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The Company’s Certificate of Incorporation (the “Company Charter”) provides that the Company is authorized to indemnify its directors and officers to the fullest extent permitted by applicable law. In addition, the Company Charter provides that the directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of certain of the directors’ fiduciary duties to the Company. This provision in the Company Charter does not eliminate any director’s duty of loyalty to the Company or its stockholders or protect any director from liability (i) for acts or omissions not in good faith or involving intentional misconduct or the knowing violation of law, (ii) arising under Section 174 of the DGCL, or (iii) for any transaction from which the director derived an improper personal benefit. The Company’s Amended and Restated Bylaws (the “Company Bylaws”) provide that the Company shall indemnify, to the maximum extent authorized by the DGCL, each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Company. The Company Bylaws also provide that the Company shall, to the maximum extent permitted by the DGCL, pay in advance of the final disposition of any proceeding described in the foregoing sentence all expenses incurred by each of its directors and officers in connection with the defense or settlement of such proceeding, subject to certain conditions. The Company Bylaws also provide that the Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. The Company currently maintains such insurance.

After the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, OMRON and OMCA agreed to indemnify and hold harmless each present (as of the Effective Time) and former officer, director or employee of the Company and its subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including reasonable attorneys’ fees and disbursements, incurred in connection with any suit, claim, action or other proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director or employee of the Company or any of its subsidiaries or (ii) matters existing or occurring at or prior to the Effective Time (including the Merger Agreement and the transactions and actions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent and in the manner permitted by the DGCL and the Company Charter and Company Bylaws as at the date of the Merger Agreement.

Except as my be required by applicable law, OMRON, OMCA and the Company agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in existence as of the date of the Merger Agreement in favor of any Indemnified Party as provided in the certificate of incorporation or bylaws (or comparable organizational documents) of the Company and its subsidiaries or in any indemnification agreement between such Indemnified Party and the Company or any of its subsidiaries would survive the Merger and continue in full force and effect until the expiration of the applicable statute of limitations with respect to any claims against such Indemnified Party arising out of such acts or omissions, except as otherwise required by applicable law, and would not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party. For a period of six years from the Effective Time, OMCA agreed to either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance, fiduciary liability insurance and employee practices liability insurance (to the extent applicable to officers and directors of the Company as of the date of the Merger Agreement) maintained by the Company and its subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time. The Parties to the Merger Agreement agreed that if OMRON, OMCA or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any person, then, and in each such case, proper provisions would be made so that the successors and assigns of OMRON, OMCA or the Surviving Corporation, as the case may be, succeed to the obligations under Section 6.9 of the Merger Agreement.

Tender Agreements

On September 16, 2015, in connection with the Merger Agreement, each of the directors and executive officers of the Company, as well as Hale Capital Partners, L.P. and certain of its affiliates (“Hale Capital”), solely in its or his capacity as a stockholder of the Company (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement with OMCA and Purchaser (collectively, the “Tender and Support Agreements”) to tender shares of Common Stock beneficially owned by them into the Offer. The Supporting Stockholders collectively hold 1,357,264 outstanding shares of Common Stock, or approximately 9.30% of the currently outstanding shares of Common Stock as of September 21, 2015.

Each Tender and Support Agreement terminates on the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) upon mutual consent to terminate the Tender and Support Agreement, or (iv) the date of any modification, waiver or amendment to the Merger Agreement that reduces the amount or changes the form of consideration payable thereunder to such Supporting Stockholder. This summary of the Tender and Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreements, which are filed as Exhibits (e)(4) and (e)(5) hereto and are incorporated herein by reference.

Change in Control Plan and Agreements

The Company has a Change in Control Plan for Equity Awards, which provides for acceleration of equity awards upon a change in control. The Change in Control Plan for Equity Awards provides that upon a change in control, (a) all assumed equity awards that are subject to performance-based vesting criteria will be converted into time-based awards that shall vest based upon a reasonable time or service-based vesting criteria as determined by the Compensation Committee in its sole discretion, (b) in the event of an involuntary termination within twelve months following the change in control, all outstanding equity awards will vest in full and (c) if equity awards are not assumed in connection with a change in control or as a result of which, the common stock of the successor company is not or will no longer be traded on a U.S. public securities market, then all outstanding equity awards shall vest in full immediately prior to the change in control. Under the terms of the Merger Agreement, all equity awards subject to the Change in Control Plan for Equity Awards will be cancelled and exchanged for cash (if, in the case of options to purchase shares of Common Stock, the exercise price per share of Common Stock is less than the Merger Consideration) at the Acceptance Time; see “Item 3—Past Contracts, Transactions, Negotiations and Agreements—Treatment of Shares, Options and Restricted Stock Units.”

The Company has an award agreement with Mr. Rob Cain, which provides for vesting of restricted stock units upon a change in control (the “Performance-Vesting RSUs”) that are not covered by the Change in Control Plan for Equity Awards. The agreement provides that upon a change of control, up to 112,500 restricted stock units granted to Mr. Cain on January 14, 2014 will vest, in an amount determined according to a predetermined schedule based on the price of Common Stock on the vesting date. Based upon an Offer Price of $13.00 per share, 103,500 shares of Common Stock would be issuable to Mr. Cain and cancelled and exchanged for cash.

The Company has change in control severance agreements with three of its executive officers, Messrs. Rob Cain, Seth Halio and Terry Hannon, and its chief technical officer, which provide for the payment of severance benefits upon a qualifying termination of employment within 90 days prior to or 12 months following the consummation of a change in control of the Company. A qualifying termination under the agreements is defined as a termination by the Company without “cause” or by the executive for “good reason”. Severance payments made to these employees under the agreements generally include (i) an amount equal to the sum of their annual salary and the amount of their estimated bonus (using the target bonus as a guide) as determined by the Compensation Committee for the fiscal year in progress (such total amount subject to a multiple of two for Mr. Cain and 1.5 for Mr. Halio) as further discussed below, payable one half in a lump sum and one-half in equal installments over 12 months, (ii) a pro-rata portion of the employee’s annual bonus for the fiscal year of termination based on performance through the date of termination, payable one-half in a lump sum and one-half in equal installments over 12 months, and (iii) reimbursement of premium costs in excess of active employee rates to continue health coverage under COBRA or other health coverage for 12 months. The agreements provide that equity awards (other than Mr. Cain’s Performance-Vesting RSUs, which will remain subject to the terms of the award agreement) are subject to the Change in Control Plan for Equity Awards as described above. Consummation of the Offer would result in a change in control for purposes of these agreements. The Compensation Committee has determined that the estimated bonus for purposes of the calculation set forth in (i) above is equal to the target bonus for each of the employees.

Golden Parachute Compensation

The information below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each executive officer of the Company that is based on or otherwise relates to the Merger. The amounts set forth in the table below, which represent an estimate of each executive officer’s golden parachute compensation, assume the following:

•	consummation of the Merger constitutes a change in control for purposes of the applicable compensation plan or agreement, and the Merger was consummated on September 22, 2015, the latest practicable date prior to the filing of this Schedule 14D-9;

•	each executive officer’s employment is terminated without “cause” or for “good reason” immediately following the consummation of the Merger; and

•	the per share price paid in the Merger was $13.00, the Offer Price payable under the Merger Agreement.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the golden parachute compensation, if any, to be received by an executive officer may materially differ from the amounts set forth below.

Name	Cash		Equity(4)		NQDC/ Pension	Perquisites/ Benefits(6)	Total(7)
Rob Cain	$1,225,000	(1)	$1,988,451	(5)	—	$7,571	$3,221,022
Seth Halio	$612,000	(2)	$203,155		—	$18,824	$833,979
Terry Hannon	$412,500	(3)	$118,973		—	$14,873	$546,346

(1)	Represents 2.0 times the sum of the executive officer’s base salary and estimated bonus as of September 22, 2015.
(2)	Represents 1.5 times the sum of the executive officer’s base salary and estimated bonus as of September 22, 2015.
(3)	Represents 1.0 times the sum of the executive officer’s base salary and estimated bonus as of September 22, 2015.

(4)	Under the Merger Agreement, all outstanding stock options and time-based restricted stock units that are outstanding immediately prior to the Acceptance Time, whether or not then vested, shall be cancelled and exchanged for cash at the Acceptance Time. This calculation reflects only the amounts received with respect to otherwise unvested awards, the vesting of which will be accelerated, and is based on the Offer Price of $13.00 per share. For stock options, the value reflects the excess of such Offer Price over the exercise price of the options.
(5)	Includes 103,500 shares issuable upon vesting of Mr. Cain’s Performance-Vesting RSUs granted January 14, 2014. This calculation is based on the Offer Price of $13.00 per share.
(6)	Estimated amount of medical insurance premiums to be provided for twelve months following a change in control.
(7)	Assumes no reduction under “better of” provision in change in control arrangements, under which change in control amounts may be reduced if, due to the application of the excise tax on excess golden parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended, the executive would be better off on an after-tax basis as a result of receiving the reduced amount rather than payment in full. Some of the payments or other benefits in the table may be reduced as a result of this provision, in which case the affected executive officer would receive less than the amount shown.

Treatment of Shares, Options and Restricted Stock Units

If the directors and executive officers of the Company who own shares of Common Stock tender their shares of Common Stock for purchase pursuant to the Offer, then they will receive the same cash consideration for their shares of Common Stock on the same terms and conditions as the other stockholders of the Company. The table below sets forth the beneficial ownership of Common Stock of the Company’s directors and executive officers as of September 11, 2015, and the amount each would receive, subject to any withholding required by applicable tax laws, if he were to tender all of his shares of Common Stock to Purchaser for purchase in the Offer and those shares of Common Stock were accepted for payment and paid for by Purchaser.

Executive Officer/Director	Number of shares of Common Stock Beneficially Owned		Value of Shares of Common Stock
Rob Cain	—		$—
Seth Halio	2,949	(1)	$38,337
Terry Hannon	2,373	(2)	$30,849
Benjamin A. Burditt	—		$—
Martin M. Hale, Jr.	1,321,700		$17,182,100
Michael P. Kelly	28,590		$371,670
Herbert J. Martin	—		$—

(1)	Does not include 934 shares of Common Stock, which Mr. Halio has committed to purchase pursuant to the Company’s Employee Stock Purchase Plan.
(2)	Does not include 718 shares of Common Stock, which Mr. Hannon has committed to purchase pursuant to the Company’s Employee Stock Purchase Plan.

Pursuant to the Merger Agreement, as of the Acceptance Time, each option to purchase shares of Common Stock (each, a “Company Stock Option”) granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company (collectively, the “Company Stock Plans”), whether or not vested or unvested, will be cancelled and, in exchange therefor, each former holder of any such cancelled Company

Stock Option will be entitled to receive, in consideration of the cancellation of such Company Stock Option and in settlement thereof, a payment in cash (without interest, and subject to any applicable withholding or other taxes required by applicable law) of an amount equal to the product of (i) the total number of shares of Common Stock subject to such Company Stock Option immediately prior to such cancellation and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock subject to such Company Stock Option immediately prior to such cancellation (such amounts payable, the “Option Payments”); provided that if the exercise price per share of Common Stock of any such Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof. The table below sets forth the number of Company Stock Options held by the Company’s directors and executive officers as of September 15, 2015 and the Option Payments each will be entitled to receive pursuant to the Merger Agreement in respect of such Company Stock Options.

Executive Officer/Director	Number of Company Stock Options	Total Option Payments
Rob Cain	461,920	$3,475,498
Seth Halio	112,500	$654,320
Terry Hannon	91,391	$713,357
Benjamin A. Burditt	28,000	$201,221
Martin M. Hale, Jr.	22,000	$136,940
Michael P. Kelly	47,000	$345,610
Herbert J. Martin	55,000	$363,610

At the Acceptance Time, and without any action on the part of the Company, OMCA, OMRON, Purchaser or the holders thereof, each time-based restricted stock unit (each a “Company Stock Right”) granted under any of the Company Stock Plans, whether vested or unvested, that is outstanding at the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock Right immediately following the Acceptance Time an amount in cash (without interest, and subject to deduction for any required withholding tax) equal to the product of (i) the Merger Consideration and (ii) the number of shares of Common Stock subject to the vested or earned portion of such Company Stock Right (such amounts payable, the “RSU Payments”), such vested or earned portion determined in accordance with the terms and conditions of such Company Stock Right, including the Company’s Change in Control Plan for Equity Awards, to the extent applicable, or, in the case of Company Stock Rights earned on the basis of the price of the shares of Common Stock, to the extent the Merger Consideration results in such Company Stock Right becoming earned. The table below sets forth the number of Company Stock Rights held by the Company’s directors and executive officers as of September 15, 2015 and the RSU Payments each will be entitled to receive pursuant to the Merger Agreement in respect of such Company Stock Rights.

Executive Officer/Director	Number of Company Stock Rights	Total RSU Payments
Rob Cain	5,276	$68,588
Seth Halio	—	$—
Terry Hannon	—	$—
Benjamin A. Burditt	—	$—
Martin M. Hale, Jr.	—	$—
Michael P. Kelly	—	$—
Herbert J. Martin	—	$—

Apart from options and time-based restricted stock units, the Company granted up to 112,500 Performance-Vesting RSUs to Mr. Rob Cain on January 14, 2014 that vest upon a change in control, in an amount determined according to a predetermined schedule based on the price of Common Stock on the vesting date. Consummation of the Offer would constitute a change in control. At the Offer Price of $13.00 per share, Mr. Cain will vest in 103,500 shares, valued at $1,345,500.

Continuing Employee Benefits

Except for Company Stock Plans (the treatment of which is described above in “Item 3—Past Contracts, Transactions, Negotiations and Agreements—Treatment of Shares, Options and Restricted Stock Units”), pursuant to the Merger Agreement, OMCA has agreed to give current and former employees of the Company (each, a “Company Employee”) full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans), under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by OMCA, its subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its subsidiaries and their predecessor entities (each, an “OMCA Plan”) to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each OMCA Plan that is a “welfare benefit plan” (as defined in Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended), OMCA and its subsidiaries shall, to the fullest extent reasonably practicable under plan terms and conditions, (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its subsidiaries immediately prior to the Effective Time. Additionally, from and after the Effective Time, except as otherwise agreed in writing between OMCA and a Company Employee or as otherwise provided in the Merger Agreement, OMCA will honor, and will cause its subsidiaries to honor, in accordance with its terms, (i) each existing employment, change in control, severance and termination protection plan, policy or agreement (excluding any equity-based plan, program or agreement) of or between the Company or any of its subsidiaries and any officer, director or employee of that company, (ii) all obligations in effect as of the Effective Time under any bonus or bonus deferral plans, programs or agreements of the Company or its subsidiaries and (iii) all obligations in effect as of the Effective Time pursuant to outstanding restoration plans, programs or agreements (excluding any equity-based plan, program or agreement), and all vested and accrued benefits under any employee benefit, employment compensation or similar plans, programs, agreements or arrangements of the Company or its subsidiaries.

Other Executive Officer and Director Arrangements

Neither the Offer nor the Merger is conditioned upon any executive officer or director of the Company, on the one hand, entering into any employment, equity contribution or other agreement, arrangement or understanding with the Company, OMRON or OMCA on the other hand. As part of planning for the integration of the Company and OMRON, OMCA has considered and is considering the retention of certain executive officers of the Company and, in connection therewith, may enter into new retention arrangements with such officers. These matters are subject to negotiation and discussion, and no terms or conditions have been finalized. Any new arrangements would not become effective until the Effective Time.

Section 16 Matters

In contemplation of the transaction under the Merger Agreement, the Company’s Board of Directors (the “Board”) adopted a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of shares of Common Stock, Company Stock Options or Company Stock Rights pursuant to the Merger Agreement, the Offer and the Merger will be an exempt transaction for purposes of Section 16.

Rule 14d-10 Matters

The Merger Agreement provides that the Company (acting through the Compensation Committee of the Board), prior to the Acceptance Time, will take all such actions as may be required to cause any agreements, arrangements or understandings that have been or will be entered into by the OMCA, the Company or any of their respective affiliates with current or future directors, officers or employees of the Company and its affiliates pursuant to which payments are made or to be made or benefits are granted or to be granted according to such arrangements (including any amendment or modification thereof) to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act, provided that the Compensation Committee of the Board shall not be required to take any action that would reasonably be expected to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable laws.

Beneficial Ownership of Common Stock

According to the Merger Agreement and the Schedule TO, neither OMCA nor any person or entity listed on Schedule I to the Offer to Purchase beneficially owned any shares of Common Stock.

Item 4.	The Solicitation or Recommendation.

Solicitation Recommendation

At a meeting of the Board held on September 15, 2015, the Board, after considering the factors described below under the heading entitled “Reasons for Recommendation,” unanimously:

•	determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Adept and its stockholders;

•	subject to the terms of the Merger Agreement, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved that the Merger is governed by Section 251(h) of the DGCL; and

•	resolved to recommend that Adept’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares into the Offer.

Background of the Offer

As part of their ongoing activities and review of the Company’s business and financial performance, the Board and the Company’s executive team (“Management”) regularly evaluate the Company’s long-term strategic plan and relationships, including capital raising or other investment transactions, potential strategic alliances or joint ventures, prospects for strategic mergers and acquisitions and other business combinations, as well as its continued operation as an independent company, each with a view toward maximizing stockholder value.

From time to time over the past several years, the Company received inbound commercial and strategic overtures from global technology and industrial companies, as well as other interested parties. Topics of discussion included strategic alliance or joint venture activities, commercial partnerships, and potential investments in, mergers with, and acquisitions of, the Company. Beginning in October 2014, Management, including Mr. Rob Cain (Chief Executive Officer), Mr. Seth Halio (Chief Financial Officer) and other senior employees, engaged in periodic commercial and strategic discussions with representatives of OMRON, including Mr. Nigel Blakeway, Chief Executive Officer of OMCA. During these discussions, OMCA expressed a possible interest in a commercial partnership, an investment in the Company or an acquisition of the Company. To facilitate these discussions, the Company and Omron Electronics LLC, an affiliate of OMRON and OMCA, entered into a non-disclosure agreement on November 7, 2014. In December 2014, Messrs. Cain and Blakeway met in San Francisco, California to further discuss collaboration opportunities with respect to products, sales and marketing, manufacturing and related matters. The parties continued occasional discussions during the first several months of 2015, including discussions about potential synergies, technology roadmaps, joint development projects, Asia channel strategy, customer cross-selling opportunities and preliminary valuation information.

During this time, Management informed the Board of the preliminary discussions with OMCA, as well as inquiries regarding strategic opportunities from other parties with similar interests. Although the Board instructed Management that its first priority was to focus on executing the Company’s Board-approved strategic business plan, the Board agreed that Management should continue to develop the relationship with OMCA, as well as with other strategic parties. The Board also advised Management that, for parties who expressed interest in acquiring or investing in the Company, information exchange and formal discussions and meetings were to be limited until such parties provided a clear written indication of interest, including a proposed share price that represented a significant premium to the Company’s then-current share price. In connection with these preliminary strategic discussions, Mr. Cain consulted with Mooreland Partners LLC (“Mooreland”), the Company’s financial advisor since 2009, to assist in screening and evaluating potential strategic alternatives and advise Management and the Board on discussions involving investment or acquisition overtures. The following is a summary of events, meetings and discussions that were relevant to the Board’s decision to approve the Merger Agreement and recommend the Offer and the Merger to the Company’s stockholders:

During January 2015 through May 2015, Management continued the dialogue with OMCA, including meetings with OMCA’s marketing and technical team, both at the Company and at non-Company locations, and conference calls with Mr. Blakeway and other OMCA senior employees. Discussions included, among other matters, an overview of the Company’s financial plan, potential technical collaboration, other product technologies and product portfolio, and exploration of potential synergies with OMCA within the context of an acquisition of the Company. During that time, Management and representatives of Mooreland also held several conference calls with OMCA and OMRON’s investment banking advisory firm, Robert W. Baird & Co. Incorporated (“Baird”), to discuss the Company’s financial model and projections.

Also in February 2015, a representative of Party A (a consortium of potential Chinese buyers) contacted Mr. Hai Chang, Vice President Asia and Strategic Programs for the Company, indicating Party A’s interest in forming a strategic partnership or joint venture with the Company. Mooreland later held a series of discussions with Party A, during which Party A confirmed its interest in exploring a strategic alliance with the Company, which could involve either making an equity investment into the Company or acquiring the Company. Party A ultimately requested a meeting with Management during March 2015.

On March 17, at a regular Management business update conference call with the Board, Mr. Cain provided an update on discussions with OMCA and Party A.

On March 19, Messrs. Cain, Halio and Chang and representatives from Mooreland held a meeting and dinner with representatives of Party A to discuss Party A’s interest in investing in or acquiring the Company. Party A agreed that it would prepare a more specific proposal, including whether for an acquisition or investment, source of funding and execution timeline.

On March 25, Messrs. Cain, Halio and Chang conducted a follow-up meeting with representatives of Party A, during which Party A expressed its interest in acquiring the Company for a valuation range of $10.00 to $15.00 per share, but without confirmation of its full consortium or source of acquisition financing.

On March 26 and March 27, Messrs. Cain and Halio and representatives from Mooreland conducted conference calls with Party A to discuss Party A’s proposal and certain requirements for Party A to advance in its dialogue with the Company regarding a potential acquisition, including providing information regarding the consortium, its financing sources and ability to complete the proposed transaction. Party A agreed to respond in mid-to-late April with a detailed proposal for an acquisition of the Company.

On March 31, Mr. Cain attended a breakfast meeting with a representative of another potential interested party, Party B. Mr. Michael P. Kelly (Chairman of the Board) attended by telephone. The discussion focused on the growth of the Company and customer acceptance of mobile robot technologies. The participants reviewed and discussed the Company’s most recent earnings call information regarding mobile robot customers, install base and applications. The parties also discussed entering into a confidentiality agreement to facilitate further discussions. Party B indicated it was more interested in mobile robots than in the fixed robot business and would get back to the Company with its interest level regarding a potential transaction.

On April 6, Messrs. Cain and Blakeway discussed by telephone a possible transaction and business synergies between the Company and OMCA. Messrs. Cain and Blakeway also discussed a timeline for the respective teams to confer and discuss the Company’s business plans.

On April 22, Mr. Halio conducted a conference call with a representative of Party B regarding the status of a proposed confidentiality agreement between the Company and Party B. Subsequently, Party B’s legal counsel and the Company’s legal counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), discussed and resolved open items in the confidentiality agreement, and on May 7, 2015, the parties entered into the final confidentiality agreement, which included customary standstill, standstill termination and employee non-solicitation provisions.

On April 27, Management, including Messrs. Cain and Halio, and representatives from Mooreland met with Party A and its legal and financial advisors. During the meeting, Party A confirmed its earlier proposal to acquire the Company for a valuation range of $10.00 to $15.00 per share. The parties also discussed Party A’s financing strategy and transaction structure for a potential acquisition of the Company, scope of due diligence, and timeline and milestones to complete the proposed transaction. Party A’s representatives also indicated that Party A had engaged a potential financing source to underwrite the financial obligations of Party A for a potential transaction. During this meeting, the Company and Party A entered into a confidentiality agreement, which included customary standstill, standstill termination and employee non-solicitation provisions.

On April 28 and April 29, the Board held regular meetings. At the meetings, Management provided the Board with an update on discussions with interested parties, including the preliminary indication of interest received from Party A. Mr. Cain also provided an update on interactions with OMCA, including future meetings expected to be held with OMCA. The Board agreed that Management should continue to explore the opportunities presented in these discussions, including providing selected confidential information to Party A. The Board instructed Management that such confidential information should not include the most sensitive confidential information of the Company, which information was to be provided as discussions progressed and upon further confirmation of Party A’s proposal and its financing capabilities. The Board also reiterated that Management’s first priority was continued execution of the Company’s strategic plan. The Board and Management also discussed the Company’s financial needs for execution of its strategic plan and a proposed equity offering prior to the end of fiscal 2015 to fund the Company’s execution of its strategic plan and working capital needs.

On May 6, Messrs. Cain and Halio, representatives from Mooreland and a representative of Gibson Dunn conducted a conference call with Party A and its representatives to discuss project timeline, key milestones and deliverables, alignment on scope of due diligence and a functional work plan. As directed by the Board, Mooreland outlined a three-phased due diligence process whereby the Company would provide increasingly sensitive Company information, provided that Party A demonstrated further evidence of available financing and increased specificity regarding valuation. By the end of phase 1, Party A was to further narrow its initial valuation range; by the end of phase 2, Party A was to again narrow its valuation range and provide further evidence of available financing in the form of an underwriting commitment from a financial sponsor or a formal bank financing commitment letter; during phase 3, the parties would negotiate material terms of the acquisition; and by the end of phase 3, the parties would enter into a definitive agreement. On the same day, the Company received proposed due diligence request lists from Party A related to finance, legal and tax matters.

On May 10, the Company and Mooreland received from Party A’s financial advisor a letter from a potential financial sponsor expressing that it was “highly confident” in providing financing to support Party A in its proposed acquisition of the Company. In addition, Party A’s financial advisor provided additional information about the proposed consortium, including the identity of another possible member of Party A’s consortium. In a telephone conversation later that day, however, Party A’s financial advisor confirmed that none of the commitments from any of the prospective consortium members or from the potential financial sponsor were legally binding.

On May 11, Messrs. Cain and Halio, a representative from Mooreland and a representative of Gibson Dunn conducted a conference call with Party A and its representatives. The parties discussed Party A’s financing consortium structure, the due diligence process and near-term action items.

On May 12, on a business update conference call with the Board, Management provided an update regarding discussions with Party A and other interested parties, including OMCA.

On May 13, Party A began conducting preliminary financial due diligence regarding the Company.

From May 13 through May 15, Management and representatives from Mooreland met with representatives of Party A and, on May 13, a representative from Party A’s potential financial sponsor. Management presented an investor presentation and a product demonstration and conducted a factory tour. Party A’s potential financial sponsor also provided high-level details regarding its role as a financial sponsor and the various consortium participants that it would involve in the financing transaction.

On May 21, Messrs. Cain and Halio, a representative from Gibson Dunn and a representative from Mooreland held a conference call with representatives of Party A to discuss the due diligence process and timing of due diligence and further discussions.

On May 27, Messrs. Cain and Halio and representatives from Gibson Dunn and Mooreland held another conference call with Party A. Party A also provided a letter indicating that it had narrowed its valuation range from $10.00 to $15.00 per share to $11.00 to $14.00 per share. Party A also provided information related to the identity of other potential members of Party A’s financing consortium. In addition, the Company and Party A discussed the Company’s contemplated equity financing and Party A’s potential participation as an investor in the equity financing.

On May 29, the Board held a meeting to discuss the Company’s contemplated equity financing. Management and representatives of Gibson Dunn and Mooreland provided an update as to Party A’s indication of interest and presented Party A’s potential interest in participating in the financing. The Board discussed possible complications of allowing a prospective buyer to participate in a financing and instructed Management that the Board would allow this only if Party A’s investment was made at a significant premium to the Company’s then-current share price, preferably as the sole investor in the financing, with no further commitment on the part of the Company in respect of an acquisition transaction.

On June 2, the Board held a meeting during which the Board approved a registered direct offering of shares of the Company’s Common Stock for an aggregate purchase price of $8,000,000, with no participation by Party A. The Company entered into subscription agreements with investors in the financing later that day.

On June 5, Mr. Cain and other members of Management and members of the technical team of the Company met with Mr. Yutaka Miyanaga, Company President, Industrial Automation Company division of OMRON, at the Company’s facility in Pleasanton, California, at which the Company representatives provided Mr. Miyanaga a detailed commercial and technology review, as well as a facility tour and other information regarding the Company.

On June 14, members of Management met with representatives of Party A and certain Chinese government officials to provide a high-level overview of the Company, product demonstrations and a facility tour.

On June 22, Mr. Blakeway contacted Mr. Cain to inform him that OMCA was interested in an acquisition of the Company.

On June 23, Mr. Cain received from OMCA a confidential, preliminary non-binding written indication of interest without a valuation or price range, but noting that OMRON would be willing to pay a “premium to market price.”

On June 24, Mr. Cain contacted Mr. Blakeway and indicated that he was expecting another interested party (without identifying Party A) to complete its due diligence and confirm its offer in early July. Mr. Cain emphasized that, to be considered, OMCA’s proposal would need to include a specific valuation range for the Company.

On June 26, Mr. Blakeway contacted Mr. Cain to confirm that OMCA would provide a revised preliminary, non-binding written indication of interest, including a specific valuation of the Company, by July 1. Also on June 26, Mr. Cain updated the Board as to pending discussions with all potentially interested parties on a regular business update call.

On July 1, Mr. Blakeway contacted Mr. Cain and indicated that OMCA’s revised preliminary non-binding written indication of interest would include an enterprise value of the Company in the range of $130,000,000 to $170,000,000 for the acquisition of 100% of the shares of the Company. Mr. Cain replied that the valuation was too low and that OMCA’s due diligence likely would not be allowed to commence unless OMRON’s valuation was “in the teens per share.”

On July 2, Mr. Blakeway again contacted Mr. Cain, at which time Mr. Cain indicated that OMCA’s valuation of the Company should be expressed as a per share amount and that, consistent with the view of the Board as advised by Mooreland, the valuation range should be at least $13.00 to $15.00 per share to be competitive.

On July 6, Mr. Blakeway contacted Mr. Cain to inform him that the maximum price that OMCA was willing to offer was $13.00 per share. OMCA later delivered a revised preliminary, non-binding written indication of interest proposing a Company valuation of $13.00 per share payable entirely in cash, subject to due diligence. The written indication of interest also included a due diligence timeline, indicated that OMCA required the transaction be structured as a tender offer and that Mr. Cain and certain stockholders of the Company sign tender support agreements, and requested an exclusivity arrangement.

Also on July 6, at a meeting of the Board attended by representatives of Mooreland and Gibson Dunn, Mr. Cain provided the Board with an update regarding discussions with Party A, Party B and OMCA. The Board concluded that the preliminary non-binding written indication of interest from OMCA was adequate to allow OMCA to begin a first phase of formal due diligence, but the Board instructed Management not to enter into an exclusivity arrangement with OMCA. The Board also discussed with representatives of Mooreland and Gibson Dunn the advisability, timing and scope of a potential market check process. Following this discussion, the Board authorized Mooreland to contact Party B to determine if it remained interested, as well as an initial select group of five other possible strategic acquirors as part of an initial market check to be further discussed with the Chairman of the Board. After discussion with and input from the Chairman of the Board (who would later be appointed Chairman of the Special Committee), the Board and Mooreland identified a group of 19 potential strategic and financial acquirors, in addition to OMCA, Party A and Party B, to contact as part of the market check process. Including OMCA, Party A and Party B, the Board approved a total of 22 potential strategic and financial acquirors for contact.

From July to September, Mooreland engaged in discussions with 20 potential strategic and financial acquirors (not including OMCA and Party A), 15 of which did not express any interest in a potential transaction with the Company, and five of which, not including OMCA and Party A, executed confidentiality agreements, which included customary standstill, standstill termination and employee non-solicitation provisions, and held initial meetings with Management. Of those five other potential acquirors, only one (Party F/G) provided a preliminary indication of interest.

On July 13, following receipt of an executed confidentiality agreement, which included customary standstill, standstill termination and employee non-solicitation provisions, Management and representatives from Mooreland met with representatives of Party C at the Company’s facility in Pleasanton, California. Following this meeting, Party C declined to submit an indication of interest and indicated that fixed robots were not a priority for Party C. Party C further indicated that it would only be interested in a strategic transaction for the Company’s mobile robot business.

On July 14, Mr. Halio and representatives of Mooreland and Gibson Dunn held an introductory conference call with representatives of OMCA and Foley & Lardner LLP, OMCA and OMRON’s legal counsel (“Foley”). The participants discussed the due diligence process and potential regulatory considerations, and representatives of OMCA and Foley repeated OMCA’s requirement that the transaction be structured as a cash tender offer with a strict non-solicitation covenant. On such call, the representatives of Foley and Gibson Dunn further discussed the proposed transaction timing, proposed transaction structure as a tender offer, and the Company’s proposal for a post-signing “go shop” provision in the definitive merger agreement. The representative of Gibson Dunn indicated that the Company would initially propose terms for a definitive merger agreement that would include a “go shop” provision permitting the Board to solicit potential alternative transactions following the execution of a definitive merger agreement by the Company and OMCA. Also on July 14, OMCA began conducting formal due diligence regarding the Company.

On July 15, following receipt of an executed confidentiality agreement, which included customary standstill, standstill termination and employee non-solicitation provisions, Management and representatives from Mooreland met with representatives of Party D at the Company’s facility in Pleasanton, California. Following this meeting, Party D declined to submit an indication of interest. Party D indicated uncertainty regarding revenue growth for the Company’s mobile robot business and that fixed robots were not a priority for Party D.

On July 15 and July 16, Messrs. Cain and Halio met with representatives of Party A to discuss changes in Party A’s financing consortium members and its progress towards finalizing its consortium and financing obligations. Despite Management’s requests for a bank commitment letter prior to the meeting, Party A did not provide such letter.

On July 17, at a regular update call with the Board, Messrs. Cain and Halio and representatives from Mooreland and Gibson Dunn provided an update on discussions with various interested parties, including OMCA and Party A. The Board reviewed the status of Mooreland’s market check, which together with OMCA, Party A and Party B, included discussions with 19 parties. The Board discussed Mooreland’s review of any additional potential acquirors for further expansion of the market check. Mooreland explained to the Board its belief that Mooreland had contacted the parties most likely to have an interest in acquiring, as well as the financial and other resources necessary to acquire, the Company.

Also on July 17, following receipt from Party E of an executed confidentiality agreement, which included customary standstill, standstill termination and employee non-solicitation provisions, Management and representatives from Mooreland held a conference call with representatives of Party E that included a presentation describing the Company’s business. Following this call Party E declined to submit an indication of interest. Party E indicated uncertainty regarding revenue growth for the Company’s mobile robot business, concerns related to the absence of a strategic and technological fit with Party E’s current product portfolio, and that fixed robots were not a priority for Party E.

From July 17 to July 24, Gibson Dunn, Mooreland, Management and Board members who would later be appointed to the Special Committee discussed potential terms of a proposed definitive merger agreement with OMCA to include a post-signing “go shop” provision while contemplating the tender offer structure required by OMCA, an initial draft of which was distributed to OMCA and Foley on July 24, 2015.

On July 27, at a meeting of the Board, Mr. Cain provided an update on discussions with various interested parties, including OMCA and Party A, and the Board reviewed and discussed, with presentations and input from representatives of Gibson Dunn and Mooreland, the terms of the Company’s proposed definitive merger agreement, which contemplated a two-step tender offer/merger transaction and included a post-signing “go shop” provision.

On August 6, Messrs. Cain and Blakeway and representatives from Mooreland and Baird attended a meeting, at which Mr. Blakeway provided Mr. Cain with a list of outstanding due diligence requests, a project timeline setting forth key milestones and deliverables and a final, non-binding written proposal to acquire the Company. The final, non-binding written proposal set forth a $13.00 per share offer price, a two-step tender offer/merger transaction structure and a requirement that the definitive merger agreement not include a post-signing “go shop” provision, among other terms and conditions. Mr. Cain and Mr. Blakeway discussed these deliverables, and Mr. Cain informed Mr. Blakeway that he would share the final, non-binding written proposal with the Board.

On August 7, Party A presented information that one of its financing consortium members was willing to underwrite the entire transaction price via an equity commitment letter (a draft form of which was provided). Although the consortium member was publicly traded in China with a significant market capitalization, Mooreland concluded and advised, following a review of the consortium member’s balance sheet and related financial information, that at least some external financing would be required for Party A to complete an acquisition of the Company.

On August 7, on a regular update call with the Board, Management and representatives of Mooreland and Gibson Dunn provided an update as to the further information received from Party A, as well as the meeting with OMCA, including the due diligence deliverables and written proposal delivered by OMCA, and obtained a consensus of the Board to continue the discussions and ongoing due diligence process with OMCA, directing Mooreland to present an analysis of post-signing “go shop” provisions and impact on ultimate acquisition price on transactions with “go shop” provisions.

On August 11, representatives from Mooreland informed Party A’s financial advisor that its submission of an offer must reflect a valuation at the high end of Party A’s previously-stated range of $11.00 to $14.00 per share.

From July 31 through August 27, the Company and Gibson Dunn continued to negotiate with OMCA and Foley regarding the definitive merger agreement, a form of tender and support agreement and the merger agreement disclosure letter in parallel with OMCA’s performance of its due diligence. In the course of negotiations, OMCA repeatedly rejected the Company’s proposed post-signing “go shop” provision and fiduciary termination rights not limited to a superior offer, as well as a proposed termination fee lower than what OMCA indicated would be acceptable to complete an acquisition transaction. OMCA indicated its requirement that, to complete an acquisition transaction at its proposed $13.00 per share price, the definitive merger agreement must include a post-signing non-solicitation covenant, fiduciary termination rights specific to a superior proposal and a termination fee in excess of that proposed by the Company, and must not include a post-signing “go shop” provision.

On August 13, at a regular meeting of the Board, Management, a representative of Mooreland and a representative of Gibson Dunn provided an update on discussions with various interested parties, including OMCA and Party A, as well as the current draft definitive merger agreement under discussion with OMCA and its representatives. Among other things, Mooreland discussed with the Board a study regarding post-signing “go shop” provisions and the effectiveness of such provisions relative to the final price paid in transactions, and the Board further discussed OMCA’s rejection of any post-signing “go shop” provision. The Board, Mooreland and Gibson Dunn further discussed OMCA’s position regarding certain restrictions on the Board’s ability to terminate and recommend against the proposed transaction with OMCA, while maintaining a fiduciary out provision in connection with a superior proposal. Gibson Dunn also provided the Board a presentation regarding Board fiduciary duties in the context of an acquisition transaction, and actions that could be taken in support of the Board’s performance of its fiduciary duties. The Board discussed the Company’s strategic alternatives, the interests of the directors in any proposed transaction, and whether the Board should form a Special Committee of the Board to direct a more efficient process by directors without any special interest in the proposed transaction. The Special Committee was to be comprised of Messrs. Michael Kelly, Herbert Martin and Benjamin Burditt, each of whom had been in discussions with Gibson Dunn and Mooreland regarding the definitive merger agreement terms under discussion with OMCA, as well as Mooreland’s actions in connection with its market check.

On August 14, the Company received executed confidentiality agreements, which included customary standstill, standstill termination and employee non-solicitation provisions, from Party F and Party G. Party F (a financial sponsor) and Party G (a strategic acquiror) expressed interest in jointly making an acquisition proposal (collectively, “Party F/G”).

On August 19, Management and representatives from Mooreland held a call with Party F/G to provide an overview of the Company’s business and outline process and timing for a potential transaction.

On August 21, Party F requested certain details regarding the Company’s financial forecast, which Management subsequently provided.

On August 21, at a meeting of the Board, Management, a representative of Mooreland and a representative of Gibson Dunn provided an update on discussions with various interested parties, including OMCA, Party A and Party F/G. In addition, following a presentation of the proposed charter of the Special Committee by Gibson Dunn, the Board determined it to be appropriate, to assure the absence of any conflict of interest and efficiency in process and decision making while fully considering all alternatives, to form a Special Committee of the Board (the “Special Committee”) comprised of Messrs. Kelly, Martin and Burditt. The Board authorized the Special Committee to receive, evaluate, discuss and negotiate any pending or future acquisition proposals, consider strategic alternatives, and determine whether any proposed transaction was fair to and in the best interests of the Company’s stockholders, subject to the Board’s approval of any transaction recommended by the Special Committee. Management also provided an update as to recent business activities of the Company.

On August 25, at a meeting of the Special Committee, which non-Special Committee Board members attended in part to provide or receive updates, Messrs. Cain and Halio and representatives from Mooreland and Gibson Dunn provided an update on discussions with various interested parties, including OMCA, Party A and Party F/G, as well as the definitive merger agreement under discussion with OMCA and its representatives. Gibson Dunn provided a summary of certain OMCA positions in the proposed merger agreement, including its repeated rejection of a post-signing “go shop” provision and required restrictions as to the consideration of potential alternative acquisition proposals and the related fiduciary out provision specific to superior proposals. The members of the Special Committee acknowledged OMCA’s position with respect to the post-signing “go shop” provision as a condition OMCA’s offer and discussed potential responses in the form of exceptions to the non-solicitation covenants proposed by OMCA and the related fiduciary out provisions. Management also provided an update as to certain business developments of the Company.

On August 27, at a meeting of the Special Committee, which non-Special Committee Board members attended in part to provide or receive updates, Messrs. Cain and Halio and representatives from Mooreland and Gibson Dunn provided an update on discussions with various interested parties, including OMCA, Party A and Party F/G. Mr. Cain reported that OMCA had confirmed its offer price of $13.00 per share as its best offer and that such offer price was contingent upon the resolution in favor of OMCA of certain terms in the definitive merger agreement requested by OMCA, as well as final review and approval of OMRON’s Board of Directors expected in mid-September. Mooreland also noted that OMRON and OMCA had cash on hand in an amount sufficient to close the proposed acquisition without any outside financing, and that OMRON was prepared to present the transaction to its board of directors for approval on September 16 (Japan time). A representative of Gibson Dunn discussed with the members of the Special Committee the non-solicitation covenants required by OMCA in connection with its offer, and OMCA’s agreement to remove certain restrictions to the Board’s exercise of its fiduciary termination rights from the proposed definitive merger agreement. The Special Committee also reviewed with Mr. Cain his initial understanding as to potential arrangements expected to be discussed with and considered by OMCA in respect of the Company’s executive and other employees to promote retention and business continuity.

On August 27, OMRON advised Mr. Cain that OMRON’s advisory board of directors approved the proposed transaction, subject to final approval by OMRON’s board of directors scheduled for September 16 (Japan time).

On August 28, Mr. Cain held an introductory call with representatives from Party H and its financial advisor.

On September 2, the Company received a non-binding indication of interest from Party F/G indicating a total valuation for the Company of $200,000,000, which Party F/G incorrectly estimated would represent a price per share of $13.73. In a subsequent discussion with Mooreland, Party F/G’s financial advisor clarified Party F/G’s intent to offer $13.73 per share. Mooreland observed that, based on the materials provided, Party F and Party G together did not appear to have adequate cash resources to complete the transaction, but that Party F/G’s financial advisor had indicated that Party G was prepared to take certain actions to obtain the additional bank financing necessary to complete the transaction. To support this position, Party F/G’s financial advisor provided a letter of intent from a large commercial bank to Party G indicating its interest in providing up to an amount specified in the letter in support of the “US Robot company acquisition.” The letter also noted that the letter was not a legally binding financing commitment.

On September 2, Party H and its financial advisor expressed potential interest in an acquisition of the Company and delivered an executed confidentiality agreement, which included customary standstill, standstill termination and employee non-solicitation provisions.

On September 3, the Special Committee met to discuss progress with the various interested parties, including OMCA, Party A, Party F/G and Party H. The Special Committee discussed its evaluation of Party F/G’s proposal, its financing commitment, and potential competitive sensitivities related to the sharing of due diligence information with a strategic member of Party F/G. The Special Committee directed Mooreland and Management to have further discussions with Party F/G to evaluate its offer and the feasibility of a potential transaction, and to request that Party F/G provide a confirmation as to price, a legally binding financing commitment and an indication of regulatory and other contingencies for a potential transaction, as well as Party F/G’s reaction to the proposed definitive merger agreement provided by the Company.

On September 4, Party H notified the Company and Mooreland that it would not continue exploration of a possible transaction, in part because its preference had been to secure a joint venture relationship rather than an acquisition. Party H also recognized that it was late in the process and Party H was unwilling to meet the valuation expectations set by the Company and Mooreland.

On September 8, Party A’s financial advisor informed Mooreland that Party A’s valuation range would not exceed $12.50 per share, but that Party A was willing to deposit $20,000,000 into a United States bank account that would become available to the Company as a reverse termination fee in the event that Party A was unable to complete the transaction due to its inability to secure the necessary financing.

On September 11, Party F/G’s financial advisor informed Mooreland that Party F/G was unwilling to increase the price in its indication of interest beyond $13.73 per share, which remained subject to due diligence, to provide the further information requested by the Company regarding regulatory and other contingencies (including financing contingencies) for a potential transaction, or to involve legal counsel to provide any input as to conditions or legal terms of the transaction at that time.

Also on September 11, the Special Committee and other members of the Board met with Management and representatives of Gibson Dunn and Mooreland to receive an update as to discussions with all remaining interested parties and the Company’s actions in furtherance of its market check, to discuss the detailed terms of the proposed definitive merger agreement with OMCA and pending items under discussion, including the terms of the definitive merger agreement relating to certainty of closure for the Company. Management and a representative of Gibson Dunn confirmed that OMCA had completed its due diligence review of the Company. Mooreland then presented Mooreland’s preliminary financial analysis in respect of OMCA’s all-cash offer. Management also presented a business update, an overview of the Company’s progress on the execution of its strategic plan, and the Company’s then-current financial condition and outlook.

On September 12, the Compensation Committee of the Board met with Management and a representative of Gibson Dunn to discuss interests of executive officers, including Mr. Cain, and other employees in the proposed transaction, and certain risks associated with employee retention matters. After this discussion, the Compensation Committee directed Management to provide the Compensation Committee with information about all potential payments under the Change in Control Severance Agreements and in respect of equity of the Company in connection with the proposed transaction, as well as any agreements that would be contemplated as part of a transaction with OMCA, which arrangements would be subject to review by the Compensation Committee for reasonableness.

On September 13, Party A’s financial advisor delivered to Mooreland a term sheet stating that the consortium proposed to acquire the Company for $11.00 per share for an aggregate purchase price of approximately $168,000,000. The term sheet also included a reverse termination fee of $20,000,000 and a proposed exclusivity provision.

On September 15, the Special Committee convened a telephonic meeting after the close of the United States markets. Other members of the Board were invited to participate in the portion of the meeting with presentations by Mooreland and Gibson Dunn and input from Messrs. Cain and Halio as to the current operations of the Company. Representatives from Mooreland and Gibson Dunn also joined the meeting. Mooreland provided an update with respect to its market check, indicating that, of the 22 potential acquirors who had approached the Company or been contacted by Mooreland, only five parties elected to participate in discussions regarding an acquisition of the Company and only three parties ultimately provided an indication of interest that included a proposed valuation for the Company – OMCA, Party F/G and Party A. Mooreland then discussed the status of discussions with Party F/G and Party A, indicating that Party A’s final proposed valuation for the Company was significantly less than the $13.00 per share in cash without any financing contingency being offered by OMCA and that Party F/G’s proposed valuation was contingent upon Party F/G obtaining the requisite financing, which appeared difficult or unlikely based on the information made available to Mooreland, and the completion of due diligence. Mooreland also noted that Party F/G had indicated reluctance to put forth the resources necessary to consummate, and to provide any information about other contingencies for consummating, an acquisition of the Company. Mooreland then presented its financial analysis of the Company and orally delivered its opinion to the Board that, as of such date and based upon and subject to the factors and assumptions described to the Board, the price of $13.00 per share in cash to be received by holders of Common Stock from Purchaser in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Common Stock from a financial point of view, which opinion would be delivered to the Board in writing following the execution of the Merger Agreement. The representative from Gibson Dunn reported that all issues relating to the definitive merger agreement with OMCA had been resolved and then presented the Merger Agreement and its final proposed provisions and the form of tender and support agreement to be signed by all directors, executive officers and affiliates of Hale Capital Management. The representative from Gibson Dunn also made a presentation regarding actions taken by the Board and the Special Committee in furtherance of the Board’s fiduciary duties under Delaware law in connection with a transaction such as the Offer and the Merger and specific considerations that had been evaluated, and the Board engaged in a discussion with its advisors regarding the transaction terms and actions taken, including the robust pre-signing market check conducted by Mooreland. Messrs. Cain and Halio then presented the financial condition of the Company at that time and the status of the Company’s execution of its strategic plan. Following the presentations, all participants, other than Gibson Dunn and members of the Special Committee, exited the meeting. The Special Committee then discussed the presentations and matters under consideration and unanimously approved the Merger Agreement, the Offer, the Merger and the other transactions as fair to and in the best interest of the Company and its stockholders, and resolved to recommend approval thereof to the full Board.

After completion of the Special Committee meeting, the Board convened, and after discussion, the Board unanimously: (i) determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of the Company and its stockholders; (ii) subject to the terms of the Merger Agreement, approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and resolved that the Merger is governed by Section 251(h) of the DGCL; and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. Accordingly, and for the other reasons described in more detail below, the Company’s Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares into the Offer. Just past midnight Pacific Daylight Time on the morning of September 16, 2015, OMRON, OMCA, Purchaser and the Company executed the Merger Agreement. In addition, OMCA and Purchaser executed the separate Tender and Support Agreements with each of Hale Capital and all of the directors and executive officers of the Company. Prior to the open of the United States markets on September 16, 2015, the parties issued a press release announcing the Transactions.

On September 23, 2015, Purchaser commenced the Offer in accordance with the Merger Agreement.

Reasons for Recommendation

In evaluating the Transactions, the Special Committee and the Board consulted with Management, and the Company’s financial advisor and legal counsel. In reaching its decision to approve the Offer, the Merger and the Merger Agreement, and recommend that the Company’s stockholders accept the Offer and tender their Common Stock into the Offer, the Special Committee and the Board considered a number of factors that it believed supported its decision to take the foregoing actions, including the following:

Offer Price; Premium to the Trading Price of the Common Stock. The Special Committee and the Board considered the relationship between the consideration to be received by the Company’s stockholders in the Offer and the Merger to the current and historical market prices of the Common Stock. The consideration to be paid in cash for each share of Common Stock would provide the Company’s stockholders with the opportunity to receive a significant premium over the market price of the Common Stock. The Special Committee and the Board also considered the fact that the Offer Price represented a:

•	63% premium over the closing price of the Common Stock on September 15, 2015, the last trading day before the public announcement that the parties had entered into the Merger Agreement;

•	81% premium over the volume-weighted average trading price of the Common Stock for the 30-day period ending on September 15, 2015; and

•	79% premium over the volume-weighted average trading price of the Common Stock for the one-year period ending on September 15, 2015.

Cash Consideration; Certainty of Value. The Special Committee and Board considered the fact that the form of consideration payable to the Company’s stockholders will be all cash, which will provide the Company’s stockholders with certainty of immediate value and liquidity, while avoiding potential long-term business risks.

Opinion and Analyses of the Financial Advisor to the Company. The Special Committee and the Board considered the oral opinion of Mooreland delivered to the Board, which was subsequently confirmed in writing, that, as of September 15, 2015, and based upon and subject to the assumptions made, procedures followed, matters considered, and the qualifications and limitations upon the scope of the review undertaken by Mooreland, as set forth in its written opinion, the $13.00 per share in cash to be received by holders of Common Stock from Purchaser in the Offer and the Merger pursuant to the Merger Agreement was fair to such holders of Common Stock, from a financial point of view. The full text of the written opinion of Mooreland, dated as of September 15, 2015, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference; see also “Item 4—The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

No Financing Condition. The Special Committee and the Board considered the fact that OMRON, OMCA and Purchaser would have sufficient cash resources to pay the Merger Consideration without obtaining third-party financing and that the Transactions are not subject to a financing condition, as well as the representation of OMCA and Purchaser in the Merger Agreement that they have available or will have available sufficient funds to provide for the consideration payable in the Transactions.

Operating and Financial Condition and Prospects. The Special Committee and the Board considered:

•	the current and prospective financial condition, results of operations, competitive position, business strategy, market development, strategic objectives and future growth prospects of the Company in the context of continuing to operate as an independent public company, as well as the risks of accomplishing those objectives;

•	certain possible alternatives to the transaction with OMRON, OMCA and Purchaser, the timing and likelihood of accomplishing the Company’s business plans and strategic objectives under those alternatives, and the potential benefits and risks of those alternatives;

•	the Company’s discussions with 21 third parties other than OMCA that would reasonably be expected to have an interest in strategic transactions with the Company and consideration of two other indications of interest for potential strategic transaction with the Company that were not on terms as advantageous or with a comparable level of certainty of completion and timeliness as the Offer;

•	the process through which the Company and Mooreland solicited potential interest from other parties that the Special Committee believed were among the most likely third parties to have an interest in a strategic transaction with the Company, and the feedback that none of these third parties was interested in exploring a potential strategic transaction with us other than those who submitted an indication of interest as discussed above; and

•	the belief of the Board that, after extensive negotiations with OMCA, and its representatives, the Company had obtained the highest price per Share that OMCA was willing to pay and the highest price obtainable on the date of signing of the Merger Agreement.

Loss of Opportunity. The Special Committee and the Board considered the possibility that, if it declined to enter into the Merger Agreement, there may not be another opportunity for the Company’s stockholders to receive a comparably-priced transaction in the foreseeable future and the market price for the Common Stock could continue to remain substantially below the Offer Price.

Likelihood of Completing the Transactions. The Special Committee and the Board considered the strong likelihood that the Transactions would be consummated based on, among other factors, (i) the fact that the conditions to the Offer and Merger are specific and limited in scope, and (ii) the Special Committee and the Board’s belief that there would be no significant antitrust or other regulatory impediments to the Transaction.

Terms of the Merger Agreement. The Special Committee and the Board considered the terms and conditions of the Merger Agreement, including, but not limited to:

•	Structure of Transactions. The ability of the Company’s stockholders to receive the Offer Price in a relatively short time frame as a result of the structure of the Transactions to include a tender offer for all of the Common Stock, which would be followed by the Merger in which the Company’s stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Common Stock into the Offer;

•	Right to Respond to Certain Unsolicited Acquisition Proposals. The right of the Board to consider and, under the circumstances specified in the Merger Agreement, respond to an unsolicited proposal for a business combination from a third party prior to the Acceptance Time and the right of the Board, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement upon payment of a termination fee to accept an unsolicited bona fide written proposal relating to an alternative business combination that the Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a superior proposal;

•	Reasonable Termination Fee. The belief of the Special Committee and the Board that the termination fee equal to 3.5% of the total equity value (on a fully-diluted basis) implied by the Offer Price would not unreasonably deter another party with the strategic interest and financial capability from making a competing proposal for the Company;

•	Extension of Offer Period. The ability to extend the Offer beyond the initial expiration time or, if applicable, subsequent expiration times, if certain conditions to the consummation of the Offer are not satisfied or waived, to the date that is 120 days after the public announcement of the Merger Agreement, subject to extension for antitrust and competition approvals if all other offer conditions are met; and

•	Specific Performance. The ability of the Company to obtain specific performance and other equitable remedies to prevent breaches of the Merger Agreement.

Appraisal Rights. The Special Committee and the Board considered the availability of appraisal rights under the DGCL, in connection with the Merger, for the Company’s stockholders who do not tender their Common Stock in the Offer and who comply with all of the required procedures for perfecting appraisal rights under the DGCL, including the fact that such stockholders will have the right to demand appraisal and payment of the fair value of their Shares as determined by the Delaware Court of Chancery. See Item 8—“Additional Information—Appraisal Rights” for a discussion of appraisal rights under the DGCL.

Arm’s Length Negotiations. The Special Committee and the Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Transactions, are reasonable and are the product of arm’s length negotiations between the Company, with the assistance of its advisors, on the one hand, and OMRON, OMCA and Purchaser, with the assistance of their advisors, on the other hand.

The Special Committee and the Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Transactions, including the following:

No Stockholder Participation in Future Growth or Earnings. The Special Committee and the Board considered the fact that, if the Transactions are consummated, the Company’s stockholders will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or to benefit from any potential future appreciation in the value of the Common Stock, including any value that could be achieved if the Company engages in future strategic or other transactions.

Impact of Announcement on the Company’s Business. The Special Committee and the Board considered the effect of a public announcement of the Transactions on the Company’s operations, the market price of the Common Stock, employees, relationships with existing and prospective customers, suppliers and business partners, and its ability to attract and retain key management, research and sales personnel while the Offer and the Merger are pending, and the potential adverse effects on the financial results of the Company as a result of that disruption.

Effect of Failure to Complete the Transactions. The Special Committee and the Board considered the possibility that the Transactions might not be consummated, including the adverse effects that a failure to consummate the Transactions could have on the Company’s business, the market price for the Common Stock and the Company’s relationships with customers, suppliers and employees, including the fact that (i) the Company’s directors, Management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s prospects could be adversely affected, or may be perceived by the market as having been adversely affected, and (iv) the Company’s continuing business relationships may be disrupted.

Interim Restrictions on Operation of the Company’s Business. The Merger Agreement provides that, prior to the completion of the Merger, the Company will conduct its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, the Company will not undertake various actions related to the conduct of its business without the prior written consent of OMCA, which may limit the Company’s ability to pursue business opportunities that it would otherwise pursue.

Diversion of Attention of Management and Key Employees. The risk of diverting Management’s focus and resources from other strategic opportunities and from operational matters while working to implement the transactions with OMCA, and the possibility of other management and employee disruption associated with the transactions, including the possible loss of key management, sales and marketing, engineering, technical or other personnel, particularly in light of the competitive marketplace the Company operates with respect to such talent.

Material Adverse Effect. The Special Committee and the Board considered the possibility that the Company could experience a “material adverse effect” or that the Company’s representations and warranties under the Merger Agreement may not remain true until the Acceptance Time in a way that could involve a material adverse effect on the Company giving Purchaser the right to not consummate the Offer.

Regulatory Matters. The Special Committee and the Board considered the regulatory approvals that may or would be required to consummate the Transactions and the prospects for receiving any such approvals, if necessary. The Special Committee and the Board considered the fact that the parties would be required to use their respective reasonable best efforts to satisfy the closing conditions relating to certain regulatory matters, including by making required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) or under foreign antitrust laws, including the German competition regulations.

Tax Treatment. The Special Committee and the Board considered the fact that an all-cash transaction will be taxable to the Company’s stockholders for U.S. federal income tax purposes.

Interests of Directors and Officers. The Special Committee and the Board considered the fact that the Company’s directors and executive officers have interests in the Offer and the Merger that may be different from or in addition to their interests as the Company’s stockholders, and the risk that such interests might influence their decision with respect to the Transactions. See Item 3—“Past Contracts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates” above for additional information.

Litigation. The Special Committee and the Board considered the risk that stockholder lawsuits may be filed against the Company in connection with the Merger Agreement.

No Reverse Termination Fee. The Special Committee and the Board considered the fact that OMCA will be able to terminate the Merger Agreement under certain circumstances that may be outside the Company’s control, without the payment of any reverse termination fee to the Company.

Considering these factors, the Special Committee and the Board concluded that the positive factors relating to the Merger Agreement and the Transactions substantially outweighed the risks and potentially negative factors.

The foregoing discussion of information and factors considered by the Special Committee and the Board is not exhaustive and only includes the material factors considered by the Special Committee and the Board in connection with its evaluation of the Merger Agreement and the Transactions. In view of the variety of factors considered by the Special Committee and the Board and the complexity of these matters, the Special Committee and the Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Special Committee and the Board evaluated the factors described above and reached consensus that the Merger Agreement and the Transactions were advisable and fair to, and in the best interests of, the Company and its stockholders. In considering the factors described above, individual members of the Special Committee and the Board may have given different weights to different factors.

Opinion of the Company’s Financial Advisor

Mooreland delivered its oral opinion on September 15, 2015, which was subsequently confirmed by a written opinion, to the Board, that as of such date and based upon and subject to the factors and assumptions set forth therein, the Offer Price and Merger Consideration, each as defined in the Merger Agreement, to be paid to holders (other than OMCA or Purchaser) of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Mooreland, dated September 15, 2015, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Mooreland provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer and the Merger. Mooreland’s opinion is not a recommendation as to whether or not any holder of Common Stock should tender such Common Stock in connection with the Offer or how any holder of Common Stock should vote with respect to the Merger or any other matter.

Summary of Financial Analyses

The Company retained Mooreland to act as its financial advisor in connection with a variety of strategic initiatives, including in connection with a possible sale of Adept, pursuant to an advisory engagement existing since 2009 to assist Adept in evaluating merger and acquisition transactions. In connection with this engagement, Adept requested that Mooreland evaluate the fairness, from a financial point of view, of the Consideration of $13.00 per share (the “Consideration”) to be received by holders of the Common Stock pursuant to the Merger Agreement.

At a meeting of the Special Committee in which other members of the Board participated held on September 15, 2015 following the United States close of the market, Mooreland rendered its oral opinion, which it subsequently confirmed in writing, to the Board that, as of that date and based upon and subject to the assumptions and other matters described in its written opinion, the Consideration to be received by holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of the Common Stock.

The full text of Mooreland’s written opinion, dated September 15, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Mooreland is attached as Annex A to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference. Adept’s stockholders should read Mooreland’s opinion carefully in its entirety. The summary of the opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

Mooreland provided its opinion for the information and assistance of the Board in connection with and for the purpose of the Board’s evaluation of the transactions contemplated by the Merger Agreement.

Mooreland’s opinion relates only to the fairness, from a financial point of view, of the Consideration to the holders of the Common Stock, which was determined through arm’s length negotiations between the Company and OMCA. While Mooreland provided independent financial advice to the Board during the course of negotiations between the Company and OMCA, it did not recommend any specific consideration to the Company or the Board or that any specific consideration constituted the only appropriate consideration for the Offer and the Merger, and the decision to approve and recommend the Offer and the Merger was made independently by the Board. Mooreland’s opinion does not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, whether or not such alternatives could be achieved or are available, or the underlying business decision by the Company to enter into the Merger Agreement. In addition, Mooreland’s opinion does not constitute a recommendation as to whether or not the stockholders of the Company should participate in the Offer, how to vote with respect to the Merger at any Shareholders’ meeting that may be held in connection with the Merger or the advisability of any other action in connection with any proceedings by or on behalf of the Company.

In connection with its opinion, Mooreland made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. In addition, Mooreland considered its assessment of general economic, market and financial conditions. For purposes of its opinion, Mooreland, among other things:

•	reviewed certain publicly available financial statements and other business and financial information relating to the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company, prepared by Management and furnished to Mooreland;

•	reviewed certain financial projections prepared by Management;

•	discussed the past and current operations, and the financial condition and prospects, of the Company with Management;

•	reviewed the reported prices and trading activity for the Common Stock;

•	reviewed analyst research reports covering the Company and the related analyst recommendations related to Company’s future stock price and financial projections;

•	compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies and their securities that Mooreland deemed relevant for purposes of its opinion;

•	compared the financial terms of the Offer and the Merger with the financial terms, to the extent publicly available, of certain acquisition transactions that Mooreland deemed relevant for purposes of its opinion;

•	considered information obtained by Mooreland during discussions with other potential transaction counterparties approached by Mooreland on behalf of the Company;

•	participated in discussions and negotiations among representatives of the Company and OMCA and their respective financial and legal advisors;

•	reviewed a substantially final draft of the Merger Agreement, dated September 15, 2015; and

•	performed such other analyses and considered such other factors as Mooreland deemed appropriate in connection with its engagement.

In preparing its opinion, Mooreland assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Mooreland by the Company, and Mooreland does not assume responsibility for independent verification of any of that information. With respect to the financial projections furnished to Mooreland by the Company, or that Mooreland discussed with the Company, Mooreland assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of Management as to the future financial performance of the Company. Mooreland expressed no opinion with respect to any of Management’s forecasts or the assumptions on which they were based. In addition, Mooreland assumed that the Offer and Merger will be consummated in accordance with the material terms set forth in the substantially final draft of the Merger Agreement it reviewed without any waiver, amendment or delay of any material terms or conditions and without any adjustment to the Consideration. Mooreland assumed that all representations and warranties contained in the Merger Agreement were true, accurate and complete in all respects relevant to its analysis. Mooreland also assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents (contractual or otherwise) required for the Offer and the Merger, no delays, limitations, conditions or restrictions (including any divestiture requirements or amendments or modifications) will be imposed that would have an adverse effect on the Consideration expected to be received by the holders of the Common Stock in the Offer and the Merger as a change in consideration was prohibited pursuant to the terms of the draft Merger Agreement. In connection with the preparation and delivery of its opinion, Mooreland made such assumptions as it deemed necessary or advisable with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Offer and the Merger.

Mooreland did not make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of the Company and did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. Mooreland’s opinion states that it was based on financial, economic, market and business conditions as of the date of its opinion, and Mooreland assumed no responsibility with respect to events occurring following delivery of its opinion, nor does it assume any obligation to update, revise or reaffirm its opinion. Mooreland’s opinion is limited to the fairness, from a financial point of view and as of the date thereof, of the Consideration to the holders of the Common Stock pursuant to the Merger Agreement, and Mooreland expressed no opinion as to the Company’s underlying business decision to engage in the Offer and the Merger or the relative merits of the Offer and the Merger as compared to other business strategies that might be available to the Company. In addition, Mooreland expressed no opinion with respect to the fairness of the amount or nature of any compensation payable to the Company’s officers, directors or employees, or any class of those persons, relative to the Consideration to be received by the holders of Common Stock in the Offer and the Merger. Mooreland did not express any opinion as to what the value of the Common Stock will be when announced pursuant to the Offer and the Merger or the prices at which the Common Stock will actually trade at any time.

The Company imposed no limitations on Mooreland with respect to the investigations made or procedures followed by Mooreland in rendering its opinion.

In preparing its opinion, Mooreland performed a variety of financial and comparative analyses. The following paragraphs summarize the material financial analyses performed by Mooreland in arriving at its opinion. The order of analyses described does not represent relative importance or weight given to those analyses by Mooreland. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by Mooreland, the tables must be read together with the full text of each summary. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed on or prior to September 15, 2015, and is not necessarily indicative of current or future market conditions.

Historical Stock Price Performance

Mooreland reviewed the historical trading prices for the Common Stock for the two-year period ended on September 15, 2015. In addition, Mooreland compared the Consideration in relation to the closing price for the Common Stock as of September 15, 2015, the average and median closing price for the Common Stock over the two-year period, the high and low closing price for the Common Stock during the two-year period, and the volume-weighted average closing prices (the “VWAP”) of the Common Stock for the 20-day, six-month, one-year, and two-year periods ended September 15, 2015, respectively.

The Consideration represented:

•	a premium of 62.9% to the closing price of $7.98 per share of Common Stock as of September 15, 2015;

•	a premium of 34.2% to the average closing price for the Common Stock over the two-year period ended on September 15, 2015;

•	a premium of 54.9% to the median closing price for the Common Stock over the two-year period ended on September 15, 2015;

•	a discount of (39.4%) to the high closing price for the Common Stock over the two-year period ended on September 15, 2015;

•	a premium of 141.6% to the low closing price for the Common Stock over the two-year period ended on September 15, 2015;

•	a premium of 76.4% to the VWAP of $7.37 per share of Common Stock for the 20-day period ended on September 15, 2015;

•	a premium of 101.7% to the VWAP of $6.44 per share of Common Stock for the six-month period ended on September 15, 2015;

•	a premium of 79.4% to the VWAP of $7.25 per share of Common Stock for the one-year period ended on September 15, 2015;

•	a premium of 16.1% to the VWAP of $11.20 per share of Common Stock for the two-year period ended on September 15, 2015;

Equity Research Analysts’ Future Price Targets

Mooreland reviewed and analyzed the equity research reports to the future 12-month public market trading price targets for the Common Stock prepared and most recently published by five equity research analysts as of September 15, 2015. These targets reflected each analyst’s estimate as of the date of publication of the future public market trading price of the Common Stock and were not discounted to reflect present values. The range of undiscounted analyst price targets for the Company’s Common Stock was $10.00 to $12.00, with a median price target of $10.00.

Research Analyst	Date of Last Report	12 Month Price Target
Roth Capital Partners	September 1, 2015	$10.00
Canaccord Genuity	September 1, 2015	$10.00
Lake Street Capital Markets	September 1, 2015	$12.00
Dougherty & Company LLC	September 1, 2015	$11.50
Piper Jaffray	September 1, 2015	$10.00
Median		$10.00
Mean		$10.70

Mooreland noted that the historical stock price performance analysis and the equity research analysts’ future price targets are not valuation methodologies and that such analyses were presented merely for reference purposes only and not as a component of the determination as to the fairness of the transaction.

Selected Public Company Analysis

Using publicly available information, Mooreland compared selected financial data of the Company with data for publicly traded companies engaged in similar businesses that also had financial parameters that Mooreland judged to be analogous to the Company’s business or aspects thereof. The companies were as follows:

•	AeroVironment, Incorporated

•	Brooks Automation, Incorporated

•	iRobot Corporation

•	John Bean Technologies Corporation

•	Nordson Corporation

•	Perceptron, Incorporated

•	Teradyne Inc.

For each company listed above, Mooreland calculated and compared various financial multiples and ratios based on publicly available financial data as of September 15, 2015. Among other calculations, Mooreland calculated, for each of the companies, the multiples of Enterprise Value (“EV”) to historical and projected revenue, gross profit, and adjusted EBITDA. Mooreland then applied the various multiples to the Company’s relevant financial information to derive an implied share price range for the Common Stock. Projected calendar year (“CY”) financials for the Company were based on Management’s stand-alone company financial forecasts.

The table below sets forth information concerning the valuation multiples of the selected companies and the implied share price range for Common Stock derived from these multiples:

All financial information in this analysis excludes the impact of non-recurring items including impairment of goodwill and other intangibles, restructuring, and legal costs.

	Selected Companies				Implied Share Price Range for Common Stock
	25th Percentile	75th Percentile	Mean	Median	25th Percentile	75th Percentile
EV to LTM revenue	1.1x	1.6x	1.5x	1.2x	$4.42	$6.17
EV to projected CY 2015 revenues	1.0x	1.6x	1.5x	1.1x	$4.55	$6.60
EV to projected CY 2016 revenues	1.0x	1.4x	1.4x	1.0x	$5.93	$8.43
EV to LTM gross profit	2.7x	4.1x	3.5x	3.3x	$4.47	$6.54
EV to projected CY 2015 gross profits	2.7x	3.9x	3.4x	3.0x	$4.81	$6.70
EV to projected CY 2016 gross profits	2.3x	3.5x	3.1x	2.7x	$6.10	$8.96
EV to LTM adjusted EBITDA	9.0x	12.1x	11.9x	11.1x	NM	NM
EV to projected CY 2015 adjusted EBITDA	8.0x	11.3x	9.5x	8.8x	NM	NM
EV to projected CY 2016 adjusted EBITDA	7.3x	10.5x	9.9x	9.7x	NM	NM

The implied share price range for the Common Stock based on EV to LTM adjusted EBITDA, EV to projected calendar year 2015 adjusted EBITDA, and EV to projected CY 2016 adjusted EBITDA were determined to be not meaningful (“NM”) for the Common Stock. Mooreland defined NM as any company with adjusted EBITDA margins of less than 3.5% during the applicable measurement period.

None of the selected companies reviewed is identical to the Company, and certain of these companies may have characteristics that are materially different from those of the Company, as applicable. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of Mooreland’s analysis, may be considered similar to those of the Company, as applicable, based on sector participation, financial metrics and form of operations. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect the Company, as applicable.

Selected Transactions Analysis

Mooreland analyzed publicly available financial information for the following selected merger and acquisition transactions, which represent transactions completed since January 1, 2011 that involved target companies that were involved in lines of business that may be considered similar to or have similar characteristics with the Company’s lines of business and with EV of less than $1 billion (based on the reported transaction value):

Mooreland analyzed transactions most similar to the Company’s fixed robotics and services operations:

Acquirer	Target
Columbus McKinnon Corp.	Magnetek Inc.
Ametek Inc.	Cognex Corporation (Surface Inspection Systems Division)
KUKA Aktiengesellschaft	Swisslog Holding AG
ATS Automation Tooling Systems Inc.	M+W Process Automation GmbH and ProFocus LLC
Orbotech Ltd.	SPTS Technologies Limited
Ametek Inc.	Zygo Corporation
ATS Automation Tooling Systems Inc.	IWK Verpackungstechnik GmbH
Key Technology, Inc.	Visys NV
Brooks Automation, Inc.	Crossing Automation, Inc.
Permira Advisers Ltd.	Intelligrated, Inc.

Mooreland also analyzed transactions involving next generation robotics companies which it considers most similar to the Company’s mobile robots business:

Acquirer	Target
Teradyne Inc.	Universal Robots A/S
iRobot Corporation	Evolution Robotics, Inc.
Amazon.com Inc.	Kiva Systems LLC

The following table sets forth information concerning the multiples described above for the selected transactions.

Selected Transactions
	25th Percentile	75th Percentile	Mean	Median
EV to LTM revenues (transactions comparable to the Company’s fixed robotics and services operations)	1.2x	1.7x	1.5x	1.5x
EV to LTM revenues (transactions comparable to the Company’s mobile business)	5.4x	8.1x	6.4x	7.8x

In reviewing the selected transactions, Mooreland calculated, for the selected transactions EV as a multiple of LTM revenues. Based on revenue breakdown by historical LTM revenues for fixed and services and mobile operations provided by Management, Mooreland calculated a range of implied price per share based on certain balance sheet information, and fully-diluted shares outstanding using the treasury method. This analysis resulted in a range of implied equity per share values for the Company of $7.28 - $10.14 per share.

Premiums Paid Analysis

Mooreland analyzed publicly available financial information for 79 merger and acquisition transactions, which represent transactions announced and closed between January 1, 2011 and September 15, 2015 that involved target companies acquired for an equity value between $100 million and $500 million, acquired companies that were publicly-traded on a major U.S. listed exchange, 100% equity stake acquisition, target companies involved in the industrial or information technology sector. In reviewing these transactions, Mooreland analyzed the premium of consideration offered to the acquired company’s stock price one trading day prior and 30 calendar days prior to the announcement of the transaction.

Mooreland calculated premiums for the Company based on the implied offer price per share and the closing Common Stock price of $7.98 on September 15, 2015. The following table sets forth information concerning the stock price premiums in the selected transactions and the stock price premiums implied by the Offer and the Merger.

	Median Premium	Implied Transaction Premium
One trading day prior – stock price premium	37.5%	62.9%
30 calendar days prior – stock price premium	38.1%	81.3%

Present Value of Future Share Price Analysis

Mooreland performed an illustrative analysis of the present value of the implied future price per share of Common Stock at the year-end of each of the fiscal years 2016 and 2017 using projected revenue and assumed EV to LTM revenue multiples. Mooreland first applied a multiple of 1.2x LTM revenue to projected revenues for the Company’s fixed robotics and services business and a median multiple of 7.8x LTM revenues to projected revenues for the Company’s mobile robotics business for each of the fiscal years 2016 and 2017 as provided by Management. The selected multiple of revenues for the Company’s fixed robotics and services revenues was based upon the median multiples from the “Selected Public Company Analysis” and the selected median multiple for the Company’s mobile robotics business was based upon the median multiples from the “Selected Transaction Analysis”. Mooreland then discounted the 2016 and 2017 values back to present using an illustrative discount rate of 18.0%, reflecting an estimate of the cost of equity for the Company. This analysis resulted in a range of implied equity per share values for the Company of $10.67 to $17.77 per share.

Discounted Cash Flow Analysis

Mooreland performed an illustrative discounted cash flow analysis on the Company using Management projections for fiscal years 2016 - 2020. Utilizing illustrative discount rates ranging from 15.0% to 21.0%, which reflect estimates of the Company’s weighted average cost of capital, Mooreland derived a range of implied enterprise values for the Company by discounting to September 30, 2015 (i) estimates of the unlevered free cash flows for the Company for the nine months ending June 30, 2016 and the four years ending June 30, 2020 per the Management projections, and (ii) illustrative terminal values for the Company as of June 30, 2020 derived by applying implied exit terminal year EBITDA multiples ranging from 9.0x to 11.0x. Mooreland then added the projected amount of net cash and cash equivalents in order to calculate the implied equity values. The implied equity values per fully diluted outstanding share of Common Stock were then derived using the fully diluted shares of Common Stock outstanding, including dilution from options, restricted stock units, and the Company’s Employee Stock Purchase Plan shares, calculated using data provided by the Company and the treasury method. Based on these assumptions, Mooreland calculated a range of implied equity values per fully diluted outstanding share of Common Stock of $12.56 to $15.37.

General

No company, transaction or business used in the “Selected Public Company Analysis,” “Selected Transactions Analysis” or “Premiums Paid Analysis” as a comparison is identical to the Company or the Offer and the Merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical; rather, it involves complex considerations and judgments concerning differences in the financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the selected companies or selected transactions or the business segment, company or transaction to which they are being compared.

The summary set forth above does not purport to be a complete description of the analyses performed by Mooreland in connection with the rendering of its opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. In arriving at its opinion, Mooreland considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Accordingly, Mooreland believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis.

In performing its analyses, Mooreland made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the Company’s control. Any estimates contained in or underlying Mooreland’s analyses, including estimates of future performance, are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, analyses relating to the values of businesses or assets do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Mooreland conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the Consideration to be received by the holders of the

Common Stock pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated September 15, 2015, to the Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of the Common Stock might actually trade.

Mooreland’s opinion and its related analyses and its presentation to the Board were only one of many factors considered by the Board in their evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board or Management with respect to the Offer or the Merger.

Under the terms of its engagement letter with Mooreland, the Company has paid or agreed to pay Mooreland fees in amounts that the Company and Mooreland believe are customary in transactions of this nature. These fees include a retainer fee and a nonrefundable fee for rendering the Mooreland opinion aggregating $150,000, and a transaction fee payable upon consummation of the Offer and the Merger of $500,000 plus 1.5% of all Consideration. In addition, the Company has agreed to reimburse Mooreland for certain of its out-of-pocket expenses and to indemnify Mooreland and related persons against various liabilities, including certain liabilities under the federal securities laws.

Mooreland, its members, affiliates, directors and officers may at any time invest on a principal basis, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account in securities of the Company, or any other company (including debt, equity and convertible securities), or any currency or commodity, that may be involved in this transaction. Further, Mooreland may act as principal or agent on behalf of its clients in connection with the purchase and sale of securities issued by any party to the Merger Agreement and it or they may at any time hold a long or short position in such securities.

In the two years prior to the date of its opinion, Mooreland had no material financial advisory or other material commercial or investment banking relationships with the Company performed except that Mooreland has had an existing advisory engagement with the Company under which it has assisted the Company in evaluating merger and acquisition transactions, and it received customary fees for such engagement.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, each of the Company’s executive officers and directors currently intends to tender or cause to be tendered shares of Common Stock subject to such Supporting Stockholder’s Tender and Support Agreement. See “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates—Tender Agreements.” In considering the recommendation of the Board, you should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, yours. See “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates—Treatment of Shares, Options and Restricted Stock Units.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

For information regarding the retention of and compensation payable to Mooreland, see the information set forth under “Item 4—The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.”

Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its directors, executive officers, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (a) a tender offer for, or other acquisition of, the Company’s securities by the Company, any subsidiary of the Company or any other person; (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Golden Parachute Compensation

The information set forth under “Item 3—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between the Company and its Executive Officers, Directors or Affiliates—Golden Parachute Compensation,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

No Stockholder Approval Required

Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will affect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Common Stock in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Common Stock as was payable in the Offer following the consummation of the Merger.

Delaware Anti-Takeover Law

The Company is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which impose certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority owned subsidiary of the corporation) that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither the Company Certificate of Incorporation nor the Company Bylaws excludes the Company from the coverage of the Business Combination Provisions. Upon completion of the Offer, the OMCA and Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by the Board, the Business Combination Provisions could prohibit completion of the Merger for a period of three years following completion of the Offer. However, the Board approved the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Company does not believe the Business Combination Provisions or business combination laws or regulations of any other state will apply to the Offer or the Merger. A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining shareholders where, among other things, the corporation is incorporated in, and has a substantial number of shareholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Schedule 14D-9, nor any action that we take in connection with the Offer, is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, OMCA may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent OMCA’s purchase of Common Stock in the Offer, OMCA might be unable to accept for payment or pay for Common Stock tendered in the Offer or be delayed in completing the Offer. In that case, OMCA may not be obligated to accept for payment, or pay for, any Common Stock tendered.

Appraisal Rights

Holders of Common Stock will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Common Stock in the Offer, and the Merger is consummated, holders of Common Stock immediately prior to the Effective Time who (i) did not tender their Common Stock in the Offer, (ii) comply with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Common Stock or otherwise lose their appraisal rights will be entitled to receive a judicial determination of the fair value of their Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Common Stock.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Common Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

Stockholders should carefully review the full text of Section 262 of the DGCL, which is attached hereto as Annex B (particularly the procedural steps required to perfect such rights), as well as the information discussed below. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Common Stock who wishes to exercise such appraisal rights, or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Common Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B. Under the DGCL, if the Merger is effected, holders of Common Stock immediately prior to the Effective Time who (i) did not tender such Common Stock in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Common Stock or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is September 23, 2015), deliver to the Company at the address indicated below a written demand for appraisal of Common Stock held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Common Stock into the Offer; and

•	continuously hold of record such Common Stock from the date on which the written demand for appraisal is made through the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, OMCA will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within ten days after the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to:

Adept Technology, Inc.

5960 Inglewood Drive

Pleasanton, CA 94588

Attention: Seth Halio, Chief Financial

Officer and Secretary

The written demand for appraisal must be executed by or for the record holder of Common Stock, fully and correctly, as such holder’s name appears on the certificate(s) for the Common Stock owned by such holder. If the shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Common Stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Common Stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Common Stock. If Common Stock is held through a brokerage firm, bank or other nominee who in turn holds the Common Stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Common Stock must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Common Stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Common Stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Common Stock, which may be a central securities depository nominee if the Common Stock has been so deposited. A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the Common Stock held for one or more beneficial owners while not exercising such rights with respect to the Common Stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Common Stock covered by the demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all Common Stock held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, the Surviving Corporation, or any holder of Common Stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Common Stock who had previously demanded appraisal of their Common Stock. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Common Stock. Accordingly, it is the obligation of the holders of Common Stock to initiate all necessary action to perfect their appraisal rights in respect of the Common Stock within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Common Stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Common Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Common Stock. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Common Stock, a person who is the beneficial owner of Common Stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph. Upon the filing of such petition by any such holder of Common Stock, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Common Stock and with whom agreements as to the value of their Common Stock has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation. After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the

Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders considering appraisal should be aware that the fair value of their Common Stock as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither OMCA nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Common Stock is less than the Offer Price. Upon application by the Surviving Corporation or by any holder of Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Common Stock whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Common Stock, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Common Stock entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Common Stock as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Common Stock under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Common Stock will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price). Any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Company. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Common Stock will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Common Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Company and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just.

If you wish to exercise your appraisal rights, you must NOT tender your Common Stock in the Offer and must comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Regulatory Approvals

U.S. Antitrust Laws

The acquisition of Common Stock in the Offer and the Merger are subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “DOJ”) and the Federal Trade Commission (the “FTC”) and certain waiting period requirements have expired or been terminated.

The Company and OMRON each filed their respective Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act with the DOJ and the FTC (the “HSR Filings”) on September 22, 2015 in connection with the planned acquisition of Common Stock in the Offer and the Merger. The filings will be subject to a 15 day initial waiting period, for which early termination may be requested. Under the provisions of the HSR Act applicable to the acquisition of Common Stock in the Offer and the Merger, the waiting period under the HSR Act applicable to the acquisition of Common Stock in the Offer and the Merger will expire at 11:59 p.m., New York City time, on October 7, 2015, the 15th day following the submission of OMRON’s HSR Filing, unless early termination of the waiting period is granted. However, the DOJ or the FTC may extend the waiting period by requesting additional information or documentary material from the Company and OMRON. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the 10th day after certification of substantial compliance by OMRON with such request. If the waiting periods noted above would expire on a Saturday, Sunday or legal public holiday, the waiting period will instead expire at 11:59 p.m., New York City time, on the next business day. In practice, complying with a request for additional information and documentary material can take a significant amount of time. In addition, if the DOJ or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Purchaser is not required to accept for payment Common Stock tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have expired or been terminated.

The FTC and the DOJ scrutinize the legality under applicable antitrust laws of transactions such as Purchaser’s acquisition of Common Stock in the Offer and the Merger. At any time before or after Purchaser’s acquisition of Common Stock, either the DOJ or the FTC (whichever agency reviews the transaction) could take such action under the applicable antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Common Stock in the Offer or, in the absence of an injunction, otherwise seeking divestiture of Common Stock acquired by Purchaser, divestiture of substantial assets, businesses or business lines of the Company and/or OMRON, or their respective subsidiaries, and/or other remedies including behavioral relief. Private parties, as well as state governments, may also bring legal action under the applicable antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Common Stock by Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 14 of the Offer —“Conditions of the Offer” for certain conditions of the Offer, including conditions with respect to litigation and certain government actions.

German Antitrust Laws

The Offer and the Merger are subject to the German Act Against Restraints of Competition. As a result, each of OMRON, OMCA, Purchaser and the Company are required to notify the German Federal Cartel Office (the “FCO”) of the Offer and the Merger by filing a joint notification or submitting a notification in coordination with the other parties. Upon receipt by the FCO of the notification, the FCO is required to investigate, within a period of one month (“Phase I”), whether the concentration resulting from the Offer and the Merger could result in a significant impediment to effective competition, in particular by creating or strengthening a dominant position. At the end of Phase I, the FCO determines whether the Offer and the Merger will be cleared unconditionally, or, alternatively, that an extended investigation (“Phase II”) is required. The one-month Phase I deadline cannot be extended; however, the FCO may institute Phase II proceedings at any time during Phase I if it does not have sufficient time to evaluate the Offer and the Merger prior to the end of Phase I. If, at the end of Phase I, the FCO fails to notify the parties that it has either cleared the Offer and the Merger or instituted Phase II proceedings, the Offer and the Merger will be deemed to be cleared. Pursuant to the Merger Agreement, the Company, Purchaser, OMCA and OMRON will use their reasonable best efforts to, as promptly as practicable following the date of the Merger Agreement, and in any event no later than September 30, 2015, file with the FCO a joint notification in connection with the Offer and the Merger. Such notification was filed on September 22, 2015. The Phase I period with respect to the Offer will expire one month after the date of such filing, unless the FCO institutes Phase II proceedings prior to that time.

If the FCO institutes Phase II proceedings, it is required to either clear or prohibit the Offer and the Merger within four months following receipt of the notification referred to above, subject to extensions with consent of the Company, Purchaser, OMCA and OMRON. The FCO may grant clearance subject to conditions and obligations. If the Company, Purchaser, OMCA and OMRON offer to implement remedies during Phase II in order to address concerns raised by the FCO, the deadline will automatically be extended by one month. While the Company believes that consummation of the Offer would not violate any foreign antitrust laws, including the German Act Against Restraints of Competition, there can be no assurance that the FCO clears the Merger in Phase I or, if Phase II is initiated, how long the duration and what the outcome of this investigation period will be.

Certain Company Projections

Certain Company Management Projections

Other than long-term financial models provided to investors from time to time, which may cover such areas as revenues and operating expenses, among other items, and which the Company may update from time to time, the Company does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, revenues, earnings, cash flow or other results, due to, among other reasons, the unpredictability of the underlying assumptions and estimates.

However, in connection with the evaluation of a possible transaction involving the Company, the Company provided OMCA and the Company’s financial advisor various prospective financial information for the years 2016 through 2020, including (among other things) projected revenues, gross profit and Adjusted EBITDA (the “Projections”).

The Projections were prepared solely for internal use and were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with the published guidelines of the SEC regarding projections and the use of measures other than generally accepted accounting principles (“GAAP”) as applied in the United States or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or forecasts. Accordingly, the Projections do not include all of the information or any footnotes required by GAAP for complete financial statements. The Projections included non-GAAP financial measures under SEC rules, including the Company’s adjusted earnings before interest expense, interest income, income taxes, depreciation, amortization and stock compensation expense (“Adjusted EBITDA”). This information should not be considered in isolation or in lieu of the Company’s operating and other financial information determined in accordance with GAAP. In addition, because non-GAAP financial measures are not determined consistently by all entities, the non-GAAP measures presented in the Projections may not be comparable to similarly titled measures of other companies.

Neither the Company’s independent registered public accounting firm nor any other independent accountants have compiled, examined or performed any procedures with respect to the Projections described below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Projections. The Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions, including, but not limited to, those relating to customer demand, product development and industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to our business, all of which are difficult to predict and many of which are beyond our control. The Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

The assumptions upon which the Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. The Projections also reflect assumptions as to certain business decisions that are subject to change. The Projections cannot, therefore, be considered a guaranty of future operating results, and this information should not be relied on as such. None of the Company, OMRON, OMCA, Purchaser, Mooreland, any of their respective affiliates or any other person assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections described below.

The Projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the potential acquisition of the Company by OMRON, OMCA and Purchaser pursuant to the Offer and the Merger. There can be no assurance that these Projections will be realized or that actual results will not be significantly higher or lower than forecasted. The Projections cover multiple years and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the Projections in this Schedule 14D-9 should not be relied on as necessarily predictive of actual or future events.

The Projections are forward-looking statements. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the Projections due to numerous risks and uncertainties, including, without limitation, risks and uncertainties described under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015. For information on factors that may cause our future financial results to materially vary, see “Item 8—Additional Information—Cautionary Note Regarding Forward-Looking Statements” below. In light of the information and qualifications described above, stockholders are strongly cautioned not to place undue, if any, reliance on the Projections. Without limiting the generality of the foregoing, the following summary of the Projections is expressly not intended to influence any stockholder’s decision whether to accept the Offer and to tender their shares in the Offer.

Income Statement Summary

Unaudited (in millions)	2016E	2017E	2018E	2019E	2020E
Revenue
Mobile	$15.0	$38.3	$65.0	$86.2	$120.5
Fixed and total service	55.0	64.3	77.5	89.2	104.0
Gross Profit	29.4	45.1	62.0	76.7	98.6
Operating Income	(2.4)	2.3	10.8	19.6	34.3
Adjusted EBITDA(1)	(0.2)	5.3	14.0	23.3	38.8
Net Income	(2.6)	1.9	10.3	19.0	33.5

(1)	Earnings before interest, taxes, amortization, depreciation and stock compensation expense.

Balance Sheet Summary

Unaudited (in millions)	As of December 31,
	2016E	2017E	2018E	2019E	2020E
Cash	$4.6	$2.6	$5.9	$19.0	$43.1
Total Assets	33.8	41.0	57.3	81.8	121.9
Total Liabilities	11.6	15.4	19.6	23.1	27.3
Total Equity	22.1	25.6	37.7	58.7	94.6

Cash Flow Summary

Unaudited (in millions)	2016E	2017E	2018E	2019E	2020E
Cash Flow from Operations	$(4.1)	$(0.6)	$4.7	$14.9	$26.4
Total Capital Expenditures	(0.6)	(1.2)	(1.4)	(1.8)	(2.2)
Free Cash Flow	(4.7)	(1.8)	3.3	13.1	24.2

The non-GAAP financial measures included in the Projections in the table above are not calculated in accordance with GAAP. As disclosed in the Company’s SEC filings, the Company’s management regularly uses supplemental non-GAAP financial measures internally to understand and manage the Company’s business. The Company’s management believes that these non-GAAP financial measures, when taken together with the corresponding GAAP measures, provide additional insight into the underlying factors and trends affecting both the Company’s performance and its cash-generating potential. Following table provides a reconciliation of the non-GAAP financial measures included in the table above to the most comparable projected financial measure calculated in accordance with GAAP.

GAAP to Non-GAAP Reconciliation

Unaudited (in millions)	2016E	2017E	2018E	2019E	2020E
Reconciliation of Operating Income (GAAP):	$(2.4)	$2.3	$10.8	$19.6	$34.3
Non-GAAP adjustments
Depreciation and amortization	1.2	1.4	1.4	1.7	2.1
Stock Compensation Expense(1)	1.0	1.6	1.8	2.0	2.4
Adjusted EBITDA (non-GAAP)	(0.2)	5.3	14.0	23.3	38.8

(1)	Stock-based compensation expense is calculated in accordance with the fair value recognition provisions of Accounting Standards Codification Topic 718.

Annual Report

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended June 30, 2015 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements with respect to the Transactions. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on the Company’s current beliefs and expectations. These forward-looking statements include, but are not limited to: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger, including approvals under the HSR Act and the German Act Against Restraints of Competition; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information, including the Projections.

The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares into the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that potential stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by OMCA and Purchaser in connection with the Offer. No assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date hereof and you are cautioned not to place undue reliance on these forward-looking statements. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description

(a)(1)	Offer to Purchase dated September 23, 2015, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by OMCA and Purchaser on September 23, 2015 (the “Schedule TO”).

(a)(2)	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO.

(a)(3)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees, incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO.

(a)(4)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO.

(a)(5)	Letter to Stockholders of Adept Technology, Inc., dated September 23, 2015.

(a)(6)	Opinion of Mooreland Partners LLC to the Board of Directors of Adept Technology, Inc., dated September 15, 2015, incorporated by reference to Annex A to this Schedule 14D-9.

(a)(7)	Text of press release issued by OMCA and the Company, dated September 16, 2015, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2015.

(e)(1)	Agreement and Plan of Merger, dated as of September 16, 2015, by and among OMRON, OMCA, Purchaser and the Company, incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 16, 2015.

(e)(2)	Mutual Non-Disclosure Agreement, dated as of November 7, 2014, by and between the Company and Omron Electronics LLC, incorporated by reference to Exhibit (d)(4) to the Schedule TO.

(e)(3)	Confidentiality Agreement, dated as of May 29, 2015, by and between the Company and OMCA, incorporated by reference to Exhibit (d)(5) to the Schedule TO.

(e)(4)	Tender and Support Agreement for Directors and Officers.

(e)(5)	Tender and Support Agreement for Hale Capital.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2015

Adept Technology, Inc.

By:	/s/ Seth Halio
Seth Halio
Chief Financial Officer and Assistant Secretary

ANNEX A

WRITTEN OPINION OF MOORELAND PARTNERS LLC

September 15, 2015

The Board of Directors

Adept Technology Inc.

5960 Inglewood Dr.

Pleasanton, CA 94588

Members of the Board:

We understand that Adept Technology Incorporated, a Delaware corporation (“Adept” or the “Company”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”) with Omron Management Center of America, Inc., a Delaware corporation (“OMCA”), Hoffman Acquisition Corp., a Delaware corporation and wholly owned subsidiary of OMCA (“Acquirer”), and their parent, Omron Corporation, a Japanese corporation (“Omron”), pursuant to which the Acquirer will commence a tender offer (the “Tender Offer”) to acquire all of the issued and outstanding shares of common stock of the Company (the “Common Stock”) at a price equal to $13.00 per share (the “Consideration”). Following the completion of the Tender Offer, Acquirer will merge with and into the Company (the “Merger”) pursuant to which shares of Common Stock, other than shares held by Acquirer or OMCA or dissenting shares, will be converted automatically into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger (which are collectively sometimes referred to herein as the “Transaction”) are more fully set forth in the Merger Agreement.

The Adept Board of Directors (the “Board”) has requested that Mooreland Partners LLC (“Mooreland” or “us”) issue this opinion (“Opinion”), as investment bankers, as to the fairness, from a financial point of view and as of the date hereof, of the Consideration to the holders of the Common Stock (each such holder a “Shareholder” and collectively the “Shareholders”).

In connection with this Opinion, Mooreland has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. In addition, Mooreland considered general economic, market and financial conditions. For purposes of the Opinion set forth herein, we have, among other things:

1.	Reviewed certain publicly available financial statements and other business and financial information relating to the Company;

2.	Reviewed certain internal financial statements and other financial and operating data concerning Adept, prepared by the Company’s management (“Management”) and furnished to us;

3.	Reviewed certain financial projections prepared by Management;

4.	Discussed past and current operations, and the financial condition and prospects, of the Company with Management;

5.	Reviewed the reported prices and trading activity for the Common Stock;

6.	Reviewed analyst research reports covering the Company and the related analyst recommendations related to Company’s future stock price and financial projections;

7.	Compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other publicly-traded companies and their securities that we deemed relevant for purposes of this Opinion;

8.	Compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of certain acquisition transactions that we deemed relevant for purposes of this Opinion;

9.	Considered information obtained by Mooreland during discussions with other potential transaction counterparties approached by Mooreland on behalf of Adept;

10.	Participated in discussions and negotiations among representatives of the Company and Omron and their respective financial and legal advisors;

11.	Reviewed a draft of the Merger Agreement, dated September 15, 2015; and

12.	Performed such other analyses and considered such other factors as we have deemed appropriate in connection with our engagement.

In preparing this Opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company. With respect to the financial projections furnished to us or discussed with us by the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Management as to the future financial performance of the Company. In addition, we have assumed that the final form of the Merger Agreement will have no material changes from the last draft reviewed by us, and that the Transaction will be consummated in accordance with the material terms set forth in that draft of the Merger Agreement without any waiver, amendment or delay of any material terms or conditions and without any adjustment to the Consideration. We have assumed that all representations and warranties contained in the Merger Agreement are true, accurate and complete in all respects relevant to our analysis. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents (contractual or otherwise) required for the Transaction, no delays, limitations, conditions or restrictions (including any divestiture requirements or amendments or modifications) will be imposed that would have an adverse effect on the Consideration expected to be received by the holders of the Common Stock in the Transaction. In connection with the preparation and delivery of this Opinion, Mooreland has made such assumptions as it deemed necessary or advisable with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction.

We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation payable to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of the Common Stock in the Transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Further, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. This Opinion is based solely on financial, economic, market and business conditions as of the date hereof. We assume no responsibility with respect to events occurring following delivery of this Opinion, nor do we assume any obligation to update, revise or reaffirm this Opinion.

This Opinion does not address the relative merits of the Transaction as compared to any other alternative business transaction, or other alternatives, whether or not such alternatives could be achieved or are available, or the underlying business decision by the Company to enter into the Merger Agreement. This Opinion is solely as expressed in the final paragraph of this letter, and we express no view as to whether a transaction more favorable to the Shareholders could have been achieved. The decision whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the subject matter of this Opinion. Nothing in this letter or in connection with its delivery may be construed as creating any fiduciary duty on the part of Mooreland to any party.

We have acted as financial advisor to the Board in connection with the Transaction and will receive a fee for our services, a portion of which is contingent upon the rendering of this Opinion and a separate, significant portion of which is contingent upon the consummation of the Transaction. Mooreland has had an advisory engagement with the Company since 2009 under which it has assisted the Company in evaluating merger and acquisition transactions and it received customary fees for such engagement. We will not be compensated by any other party to the Merger Agreement. We may provide investment banking services to the Company or its affiliates in the future, for which we would receive customary compensation. We also will be reimbursed for expenses incurred in connection with services provided by Mooreland relating to our engagement in this matter. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under our engagement.

Mooreland, its members, affiliates, directors and officers may at any time invest on a principal basis, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account in securities of the Company, or any other company (including debt, equity and convertible securities), or any currency or commodity, that may be involved in this transaction. Further, we may act as principal or agent on behalf of our clients in connection with the purchase and sale of securities issued by any party to the Merger Agreement and we or they may at any time hold a long or short position in such securities.

This Opinion has been approved by a fairness opinion committee of Mooreland. This Opinion is being rendered solely for the information of and use by the Board in connection with its evaluation of the proposed Transaction and may not be used for any other purpose by the Company, or quoted or disclosed to any person in any manner, without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Transaction if such inclusion is required by applicable law or the rules or regulations of the Securities and Exchange Commission.

This Opinion does not address the merits of the decision of the Company to engage in the Transaction, and we express no opinion or recommendation to any Shareholder or other holder of Company securities (whether debt or equity) concerning the Transaction, including, without limitation, whether to participate in the Tender Offer, how to vote with respect to the Merger at any Shareholders’ meeting that may be held in connection with the Merger or the advisability of any other action in connection with any proceedings by or on behalf of the Company.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of the Common Stock pursuant to the Merger Agreement is fair to the holders of the Common Stock from a financial point of view.

Very truly yours,

MOORELAND PARTNERS LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW

OF THE STATE OF DELAWARE

Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.